EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports strong 2022 results
Increases common share dividend for the twenty-third consecutive year
CALGARY, Alberta – February 14, 2023 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) released its fourth quarter results today. François Poirier, TC Energy’s President and Chief Executive Officer, commented “2022 has been a record setting year with continued demand and strong utilization across our systems, which is highlighted by TC Energy's comparable earnings per common share1 of $4.30 and comparable EBITDA1 of $9.9 billion.” Poirier continued, “Our business remains resilient and is expected to deliver strong comparable EBITDA growth in 2023. We have a defined funding plan in place that will allow us to continue to progress our industry leading capital program and accelerate our deleveraging target. Reflecting the confidence in our outlook, TC Energy’s Board of Directors has declared a quarterly dividend increase to $0.93 per common share for the quarter ending March 31, 2023, equivalent to $3.72 per common share on an annualized basis, an increase of 3.3 per cent. This is the twenty-third consecutive year the Board has raised the dividend.”
Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Reaffirmed 2023 financial outlook with comparable EBITDA expected to be five to seven per cent higher than 2022, while comparable earnings per common share is expected to be modestly higher than 2022
•Capital spending in 2023 is expected to be approximately $11.5 to $12.0 billion which we anticipate will be funded through a combination of internally generated cash flow, incremental long-term debt and hybrid capacity and through our asset divestiture program
◦Majority of the 2023 capital program is focused on NGTL System expansions, advancement of the Southeast Gateway Pipeline and the Coastal GasLink pipeline project, U.S. Natural Gas Pipelines projects, the Bruce Power life extension program and normal course maintenance capital expenditures
•Fourth quarter 2022 results were underpinned by strong utilization across our assets, reflecting the continued high demand for our services
◦On December 19, 2022, NGTL System set a new record for delivery of 16.4 Bcf
◦On December 23, 2022, U.S. Natural Gas Pipelines experienced an all-time peak delivery record of 36.6 Bcf
◦Bruce Power achieved 87 per cent availability and the Unit 4 planned outage was completed approximately 22 days ahead of schedule
◦Power and Energy Solutions had high power plant availability during the coldest days in December when the average of Alberta power prices reached approximately $312/MWh

1 Comparable earnings, comparable earnings per common share, comparable funds generated from operations and comparable EBITDA are non-GAAP measures used throughout this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measures are Net income attributable to common shares, Net income per common share, Net cash provided by operations and Segmented earnings. For more information on non-GAAP measures, refer to the Non-GAAP section of this news release.

•Financial results: Fourth quarter 2022
◦Net losses attributable to common shares of $1.4 billion or $1.42 per common share, compared to net income of $1.1 billion or $1.14 per common share in 2021
◦Segmented losses of $1.0 billion compared to segmented earnings of $1.9 billion in 2021 and comparable EBITDA of $2.7 billion compared to $2.4 billion in 2021
•Financial results: year ended December 31, 2022
◦Net income attributable to common shares of $0.6 billion or $0.64 per common share, compared to net income of $1.8 billion or $1.87 per common share in 2021
◦Segmented earnings of $3.6 billion compared to $4.1 billion in 2021 and comparable EBITDA of $9.9 billion compared to $9.4 billion in 2021
•TC Energy's Board of Directors approved a 3.3 per cent increase in the quarterly common share dividend to $0.93 per common share for the quarter ending March 31, 2023
•Dividend Reinvestment and Share Repurchase Plan (DRP) participation rate amongst common shareholders was approximately 33 per cent, resulting in $607 million reinvested in common equity from the dividends declared in 2022
•Sanctioned $8.8 billion of projects and placed $5.8 billion of projects in service in 2022, and expect to place approximately $6 billion of new projects in service in 2023
•Continued to advance industry leading $34 billion secured capital program, with various projects helping advance GHG emissions reduction goals
•Placed the Alberta XPress project in service in January 2023 and approved a 63 km (39 mile), 1.4 Bcf/d extension of the Gillis Access project in February 2023 to further connect supplies from the Haynesville basin at Gillis
•Executed main land acquisition agreements required for land falls and compressor stations in Veracruz and Tabasco for the Southeast Gateway Pipeline project, supporting our commitment and execution of the first critical path milestones
•Announced updated cost estimates to the Coastal GasLink pipeline project on February 1, 2023. TC Energy's project cost estimate has increased to $14.5 billion.

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2022	2021	2022	2021

Income
Net (loss)/income attributable to common shares	(1,447)	1,118	641	1,815
per common share – basic	($1.42)	$1.14	$0.64	$1.87

Segmented (losses)/earnings
Canadian Natural Gas Pipelines	(2,592)	389	(1,440)	1,449
U.S. Natural Gas Pipelines	882	818	2,617	3,071
Mexico Natural Gas Pipelines	96	123	491	557
Liquids Pipelines	322	373	1,123	(1,600)
Power and Energy Solutions	298	191	833	628
Corporate	(4)	(6)	8	(46)
Total segmented (losses)/earnings	(998)	1,888	3,632	4,059

Comparable EBITDA
Canadian Natural Gas Pipelines	768	674	2,806	2,675
U.S. Natural Gas Pipelines	1,141	1,032	4,089	3,856
Mexico Natural Gas Pipelines	211	151	753	666
Liquids Pipelines	364	380	1,366	1,526
Power and Energy Solutions	203	168	907	669
Corporate	(4)	(10)	(20)	(24)
Comparable EBITDA	2,683	2,395	9,901	9,368
Depreciation and amortization	(670)	(634)	(2,584)	(2,522)
Interest expense included in comparable earnings	(722)	(611)	(2,588)	(2,354)
Allowance for funds used during construction	115	72	369	267
Foreign exchange (loss)/gain, net included in comparable earnings	(40)	44	(8)	254
Interest income and other	53	59	146	190
Income tax expense included in comparable earnings	(259)	(257)	(813)	(830)
Net income attributable to non-controlling interests	(9)	(8)	(37)	(91)
Preferred share dividends	(22)	(32)	(107)	(140)
Comparable earnings	1,129	1,028	4,279	4,142
Comparable earnings per common share	$1.11	$1.05	$4.30	$4.26

Net cash provided by operations	2,025	1,801	6,375	6,890
Comparable funds generated from operations	2,285	2,073	7,353	7,406
Capital spending[1]	3,139	2,123	8,961	7,134
Proceeds from sales of assets, net of transaction costs	—	35	—	35

Dividends declared
Per common share	$0.90	$0.87	$3.60	$3.48

Basic common shares outstanding (millions)
– weighted average for the period	1,016	980	995	973
– issued and outstanding at end of period	1,018	981	1,018	981
1    Includes Capital expenditures, Capital projects in development and Contributions to equity investments.

CEO Message
Throughout 2022 we saw how geopolitical events heightened energy security and the importance of sustainability when planning for the future. TC Energy has a significant role in contributing to local and global energy transition solutions, and we continue to leverage our vast infrastructure to deliver safe, affordable and reliable energy. Our team and, by extension, our assets continue to achieve high utilization across our systems and our focus on operational excellence allowed us to provide peak availability of our assets during periods of peak demand. This record operational performance is demonstrated by TC Energy reporting comparable earnings per common share of $4.30 and comparable EBITDA of $9.9 billion – approximately six per cent above 2021 comparable EBITDA.
During the year we set new records, including peak deliveries on our Canadian and U.S. natural gas systems. Additionally, we executed a first-of-its kind strategic alliance with the Comisión Federal    de Electricidad (CFE) in Mexico to build the Southeast Gateway Pipeline, while investing in reducing our emission intensities with our VNBR and Gillis Access projects. In the U.S., we increased our share of LNG feedgas deliveries from approximately 25 to 30 per cent and remain on-track to increase our market share to 35 per cent by 2025. TC Energy remains well positioned to expand the connection between North America’s premier basins and LNG export facilities to support energy security, reliability and affordability.
We expect this positive momentum to continue into 2023 despite macroeconomic challenges, with 2023 comparable EBITDA expected to be five to seven per cent higher than 2022. This further showcases the resiliency and sustainability of our earnings and cash flows that provides the foundation for TC Energy’s Board of Directors to declare a quarterly dividend increase to $0.93 per common share for the quarter ending March 31, 2023, equivalent to $3.72 per common share on an annualized basis, an increase of 3.3 per cent. This is the twenty-third consecutive year the Board has raised the dividend.
We continue to expand, extend and modernize our diversified energy portfolio. In 2022, we sanctioned $8.8 billion of projects that are consistent with our risk preferences and expected to deliver a combined return that is above our targeted range of seven to nine per cent. We placed $5.8 billion of projects in service during 2022, with an additional $6 billion expected in 2023. We are advancing our unparalleled $34 billion fully sanctioned secured capital program that is expected to generate comparable EBITDA growth and grow our common share dividend at an annual rate of three to five per cent. To enhance and extend our growth outlook, we anticipate sanctioning additional high-quality projects that are consistent with our risk and return preferences, underpinned by long-term take-or-pay contracts or rate regulation and capturing a spread above our cost of capital to maximize shareholder value. However, we are actively managing our capital spending to minimize incremental funding requirements as we realize our deleveraging target. Capital rotation will feature more prominently in our go-forward funding plan in the event that capital spending exceeds an annual run-rate of $5 to $7 billion.
We are advancing our 2023 $5+ billion asset divestiture program to accelerate our deleveraging, execute on our vast opportunity set and provide a self-funding source for high-value growth opportunities. Our sanctioned capital program is expected to be funded through a combination of growing cash flows, incremental long-term debt and hybrid security capacity, commercial paper and our discounted DRP that is expected to be in place through the dividend declarations for the quarter ending June 30, 2023.

While 2022 was a record setting year in many ways, we were faced with challenges. On December 7, 2022, we activated our emergency response protocols after detecting an oil release on the Keystone Pipeline System in Washington County, Kansas. We replaced the impacted section of pipe and have engaged a third-party to analyze the incident to determine the root cause. On December 31, 2022, we accrued an environmental remediation liability of $650 million (US$480 million), before expected insurance recoveries. This amount represents our estimate of costs relating to emergency response, environmental remediation and cleanup activities required to fully remediate the site and has been recorded on an undiscounted basis. While no incident is ever acceptable to us, the effectiveness of our emergency response protocols resulted in a quick response by our team to begin the remediation process. Within seven minutes of detecting a volume imbalance, the Keystone Pipeline System was shut down and isolation valves were closed while field resources located the incident and installed containment booms. We continue to progress our recovery and remediation efforts and are working closely with the Environmental Protection Agency, Kansas Department of Health and Environment, impacted landowners, communities, Tribal Nations, agencies and local, state and federal officials. To date, our oil recovery efforts continue to progress successfully with 90 per cent of the release volume recovered. We expect to continue to be able to fulfill our Keystone Pipeline System contract commitments and will continue to provide updates on the Milepost 14 incident as information becomes available.
On February 1, 2023 we announced updated cost estimates for the Coastal GasLink pipeline project after conducting a comprehensive cost and schedule risk analysis (CSRA) to assess current market conditions and potential risks and uncertainties facing the remaining project scope. As a result of the CSRA, TC Energy's estimate of the costs to complete the pipeline has increased to approximately $14.5 billion. The CSRA review also considered the potential impact of an extension of construction well into 2024, which would further increase costs by up to $1.2 billion. We continue to make significant progress and, to date, the project is approximately 84 per cent complete and we are targeting mechanical completion by year-end 2023. In addition, the entire route has been cleared, grading is more than 96 per cent complete and more than 510 km of pipeline has been welded, lowered and backfilled with restoration activities underway in many areas.
Safety, project execution and operational excellence will continue to be key focus areas, and we will look for new ways to maximize the value of our existing assets by optimizing system availability and throughput. Finally, we remain committed to the sustainable development of our business. By leveraging our highly integrated North American energy footprint, we will further advance opportunities to originate low-carbon solutions, expand our capabilities and establish partnerships to support decarbonization initiatives for both us and our customers.
OUTLOOK
Comparable EBITDA and comparable earnings
We expect our 2023 comparable EBITDA to be higher than 2022 and our 2023 comparable earnings per common share are expected to be modestly higher than 2022 due to the net impact of the following:
•growth in the NGTL System from advancement of expansion programs
•higher contributions from our Mexico Natural Gas Pipelines segment primarily related to the new Transportadora de Gas Natural de la Huasteca (TGNH) Transport Service Agreement (TSA) with the CFE
•full-year impact from assets placed in service in 2022 and new projects anticipated to be placed in service in 2023, net of incremental depreciation expense
•lower contributions from the Keystone Pipeline System including liquids marketing, primarily as a result of the de-rate associated with the Milepost 14 incident and continuing lower margins
•higher Interest expense as a result of long-term debt issuances, net of maturities and higher floating interest rates
•higher AFUDC related to the Southeast Gateway Pipeline.
We continue to monitor developments in energy markets, our construction projects, regulatory proceedings and our asset divestiture program for any potential impacts on the above outlook.

Consolidated capital spending and equity investments
We expect to spend approximately $11.5 to $12.0 billion in 2023 on growth projects, maintenance capital expenditures and contributions to equity investments. The majority of the 2023 capital program is focused on NGTL System expansions, advancement of the Southeast Gateway Pipeline and the Coastal GasLink pipeline project, U.S. Natural Gas Pipelines projects, the Bruce Power life extension program and normal course maintenance capital expenditures.
Canadian Natural Gas Pipelines
Comparable EBITDA and earnings in 2023 are expected to be higher than 2022 mainly due to continued growth of the NGTL System as we advance expansion programs which extend and expand supply facilities, enhance delivery facilities in Alberta and provide incremental service at our major border delivery locations in response to requests for firm service on the system. Due to the flow-through treatment of certain costs on our Canadian rate-regulated pipelines, changes in these costs can impact our comparable EBITDA despite having no significant effect on comparable earnings.
•Capital spending: We expect to spend approximately $2.8 billion in 2023, primarily on NGTL System expansion projects and maintenance capital expenditures, all of which are immediately reflected in investment base and related earnings. We also contributed $1.4 billion to our investment in Coastal GasLink LP in 2022, and are obligated to contribute an additional $0.5 billion in 2023, primarily related to installments of partner equity contributions in accordance with the July 2022 agreements with Coastal GasLink LP. We also expect to make further contributions related to the revised estimated capital cost of the project in 2023.
U.S. Natural Gas Pipelines
Comparable EBITDA in 2023 is expected to be consistent with 2022. This is due to, among other factors, completion of expansion projects in 2022 and 2023 on the ANR and Columbia Gulf systems as well as higher revenues on ANR due to the full-year implementation of higher transportation rates as part of the uncontested Section 4 rate case settlement filed with the Federal Energy Regulatory Commission (FERC). Our pipeline systems continue to see historically strong demand for service and we anticipate our assets will maintain the high utilization levels experienced in 2022. These positive results are expected to be partially offset by higher operational costs, reflective of increased system utilization across our footprint, and an anticipated increase in property taxes from capital projects placed in service.
•Capital spending: We expect to spend approximately US$1.9 billion in 2023 primarily on our Gillis Access, North Baja and Columbia Gas expansion projects and our Columbia Gas Modernization III program, as well as Columbia Gas and ANR maintenance capital expenditures, the return on and recovery of which is expected to be reflected in future tolls.
Mexico Natural Gas Pipelines
Comparable EBITDA for 2023 is expected to be higher than 2022 due to full-year revenues from the north section of the Villa de Reyes pipeline (VdR North) and east section of the Tula pipeline (Tula East) which were placed in service in third quarter 2022 under the new TGNH TSA with the CFE.
•Capital spending: We expect to spend US$2.1 billion in 2023 to advance construction of the Southeast Gateway, Villa de Reyes and Tula pipelines.
Liquids Pipelines
Comparable EBITDA in 2023 is expected to be modestly lower than 2022 for the Keystone Pipeline System including liquids marketing as a result of the de-rate associated with the Milepost 14 incident and continuing lower margins on the U.S. Gulf Coast section of the Keystone Pipeline System; however, we expect to continue to be able to fulfill our Keystone Pipeline System contract commitments.
•Capital spending: We expect to spend approximately $0.1 billion in 2023.

Power and Energy Solutions
Comparable EBITDA in 2023 is expected to be consistent with 2022 provided Alberta power prices experienced in 2022 continue into 2023. We expect that Bruce Power's equity income will be higher in 2023 than 2022 due to the full year impact of the Unit 3 Major Component Replacement (MCR) program contract price increase and fewer non-MCR planned outage days, partially offset by greater MCR outage days. The planned maintenance for 2023 is currently scheduled to begin on Unit 4 in the second quarter and on Unit 8 in the second half of 2023. The average 2023 plant availability percentage, excluding the Unit 3 and Unit 6 MCR programs, is expected to be in the low-90 per cent range.
•Capital spending: We expect to invest approximately $1.0 billion in 2023.
NOTABLE RECENT DEVELOPMENTS INCLUDE:
Canadian Natural Gas Pipelines
•Coastal GasLink: The Coastal GasLink pipeline project is approximately 84 per cent complete. The entire route has been cleared, grading is more than 96 per cent complete and more than 510 km of pipeline has been welded, lowered and backfilled with restoration activities underway in many areas.
Subsequent to execution of the July 2022 agreements, the project has faced material cost pressures that reflect challenging conditions in the Western Canadian labour market, shortages of skilled labour, impacts of contractor underperformance and disputes, as well as other unexpected events, including drought conditions and erosion and sediment control challenges. A CSRA was conducted to assess current market conditions and potential risks and uncertainties facing the remaining project scope. As a result of the CSRA, the estimate of the cost to complete the pipeline has increased to approximately $14.5 billion. This estimate excludes potential cost recoveries and incorporates contingencies for certain factors that may be outside the control of Coastal GasLink LP such as labour conditions, contractor performance and weather-related events. The work plan continues to target mechanical completion by year-end 2023, with commissioning and restoration work continuing into 2024 and 2025. TC Energy expects to fund the incremental project costs and is actively pursuing cost mitigants and recoveries that may partially offset a portion of these costs, some of which may not be conclusively determined until after the pipeline is in service. The CSRA review also considered the potential impact of an extension of construction well into 2024. In that event, costs would increase further by up to $1.2 billion.
This increase in the capital cost estimate for the project and our corresponding funding requirements were indicators that a decrease in the value of our equity investment had occurred.
As a result, we completed a valuation assessment and concluded that the fair value of our investment was below its carrying value at December 31, 2022. We determined that this was an other-than-temporary impairment of our equity investment in Coastal GasLink LP and, as a result, we recognized a pre-tax impairment of $3.0 billion ($2.6 billion after tax) in fourth quarter 2022. The pre-impairment carrying value of our investment in Coastal GasLink LP at December 31, 2022 consisted of amounts in Equity investments ($2.8 billion) and Loans receivable from affiliates ($250 million), which were reduced to a nil balance. Due to the funding provisions of the July 2022 agreements, we expect to fund an additional $3.3 billion related to the revised estimated capital cost to complete the Coastal GasLink pipeline. A portion of this funding is expected to be impaired. We will continue to assess for other-than-temporary declines in the fair value of our investment and the extent of any additional impairment charges will depend on our valuation assessment performed at the respective reporting date. Refer to Note 7, Coastal GasLink, of our Consolidated financial statements for additional information.
•NGTL System: In the year ended December 31, 2022, the NGTL System placed approximately $3.0 billion of capacity projects in service.

•Valhalla North and Berland River Project: In November 2022, we sanctioned the Valhalla North and Berland River (VNBR) project which will serve aggregate system requirements and connect migrating supply to key demand markets, providing incremental capacity on the NGTL System of approximately 527 TJ/d (500 MMcf/d) and is expected to contribute to lower GHG emission intensity for the overall system. With an estimated capital cost of $0.6 billion, the project consists of approximately 33 km (21 miles) of new pipeline, one new non-emitting electric compressor unit and associated facilities. An application for the project is expected to be submitted to the CER in third quarter 2023, with an anticipated in-service date in 2026 subject to regulatory approval.
U.S. Natural Gas Pipelines
•ANR Section 4 Rate Case: ANR filed a Section 4 rate case with FERC in January 2022 requesting an increase to ANR's maximum transportation rates effective August 1, 2022, subject to refund upon completion of the rate proceeding. In November 2022, ANR notified FERC that it reached a settlement-in-principle with its customers. In January 2023, the presiding Administrative Law Judge certified the settlement as uncontested and recommended it for approval by FERC. While there is no timeframe in which FERC must act on the settlement, in line with other recent rate case settlement approval timelines, we expect to receive FERC approval of the settlement in early 2023.
•Alberta XPress Project: The Alberta XPress project, an expansion project on ANR that utilizes existing capacity on the Great Lakes and the Canadian Mainline systems to connect growing supply from the WCSB to U.S. Gulf Coast LNG export markets, was placed in service in January 2023.
•Elwood Power and Wisconsin Access Projects: The Elwood Power and Wisconsin Access projects, both including upgrade and reliability components, while reducing GHG emissions along portions of the ANR pipeline system, were placed in commercial service on November 1, 2022.
•Gillis Access Project: In November 2022, we sanctioned the development of the Gillis Access project, a 1.5 Bcf/d greenfield pipeline system that will connect supplies from the Haynesville basin at Gillis to markets elsewhere in Louisiana. The 68 km (42 mile) Louisiana header system will also enable the rapidly growing Louisiana LNG export market to access Haynesville-sourced gas production as well as create a platform for further growth into the southeast Louisiana markets. The project has an anticipated in-service date in 2024 and a total estimated cost of US$0.4 billion.
In February 2023, we approved a 63 km (39 mile), 1.4 Bcf/d extension of the Gillis Access project to further connect supplies from the Haynesville basin at Gillis. Subject to customer FID, the project has an anticipated in-service date in 2025 and a total estimated cost of US$0.3 billion.
•Ventura XPress Project: In December 2022, we approved the Ventura XPress project, a set of ANR projects designed to improve base system reliability and allow for additional long-term contracted transportation services to a point of delivery on the Northern Border pipeline at Ventura, Iowa. The project has an anticipated in-service date in 2025 and a total estimated cost of US$0.2 billion.
Mexico Natural Gas Pipelines
•Strategic Alliance with the CFE: On August 4, 2022, we announced a strategic alliance with Mexico’s state-owned electric utility, the CFE, for the development of new natural gas infrastructure in central and southeast Mexico. This alliance consolidates previous TSAs executed between TC Energy’s Mexico-based subsidiary TGNH and the CFE in connection with our natural gas pipeline assets in central Mexico (including the Tamazunchale, Villa de Reyes and Tula pipelines) under a single, U.S. dollar-denominated, take-or-pay contract that extends through 2055. This agreement also resolved and terminated previous international arbitrations with the CFE related to the Villa de Reyes and Tula pipelines.
In connection with the strategic alliance, we reached an FID to develop and construct the Southeast Gateway Pipeline, a 1.3 Bcf/d, 715 km (444 mile) offshore natural gas pipeline to serve the southeast region of Mexico with an expected in-service by mid-2025 and an estimated project cost of US$4.5 billion.

The lateral section of the Villa de Reyes pipeline was mechanically completed in second quarter 2022, while VdR North and Tula East were placed in commercial service in third quarter 2022. We are working with the CFE, and expect the lateral and the south sections of the Villa de Reyes pipeline to begin commercial service in 2023. Additionally, we have agreed to jointly develop and complete the central segment of the Tula pipeline, subject to an FID in the first half of 2023. Finally, we are working with the CFE on the Tula pipeline’s west section to procure necessary land access and resolve legal claims.
Subject to regulatory approvals from Mexico’s economic competition commission and the Regulatory Energy Commission, the strategic alliance provides the CFE with the ability to hold an equity interest in TGNH, which is conditional upon the CFE contributing capital, acquiring land and supporting permitting on the TGNH projects. Upon in-service of the Southeast Gateway Pipeline, the CFE’s equity interest in TGNH will equal 15 per cent, and will increase to approximately 35 per cent upon expiry of the contract in 2055. Regulatory approvals related to the CFE's equity participation in TGNH are expected to take up to 24 months.
Liquids Pipelines
•Milepost 14 Incident: In December 2022, a pipeline rupture occurred in Washington County, Kansas on the Cushing Extension section of the Keystone Pipeline System. Recovery and remediation efforts are underway and we are committed to fully remediating the site. To date, our oil recovery efforts continue to progress successfully with 90 per cent of the 12,937 barrel measured release volume recovered. The affected segment was restarted following approval of the repair and restart plan by PHMSA. Per the terms of a Corrective Action Order, the pipeline is required to operate under a pressure de-rate until the conditions are satisfied. The cause of the release remains the subject of an investigation.
At December 31, 2022, we accrued an environmental remediation liability of $650 million, before expected insurance recoveries and not including potential fines and penalties which are currently indeterminable. This amount represents our estimate of costs relating to emergency response, environmental remediation and cleanup activities required to fully remediate the site and has been recorded on an undiscounted basis. The accrual is based on certain assumptions such as the scope of remediation efforts that are subject to revision in future periods which could result in future modifications of this accrual. Therefore, it is reasonably possible that we will incur additional costs beyond the amounts accrued; however, we are currently unable to estimate the range of possible additional costs.
We have appropriate insurance policies in place and it is probable that the majority of estimated environmental remediation costs will be eligible for recovery under our existing insurance coverage. We have recorded an asset of $650 million, representing the expected recovery of the estimated environmental remediation costs. To the extent costs beyond the amounts accrued are incurred, they will be evaluated under our existing insurance policies. We expect remediation activities to be substantially completed within a year.
•CER and FERC Proceedings: In 2019 and 2020, certain Keystone customers initiated complaints before FERC and the CER. The complaints indicated that Keystone had provided insufficient information to support its 2020 and 2021 estimated variable rates and challenged the just and reasonableness of Keystone’s committed rates charged dating back to 2018 and 2020 at FERC and the CER, respectively.
CER proceedings concluded in September 2022 and in December 2022, the CER issued a decision which has resulted in a one-time adjustment related to previously charged tolls of $38 million. In January 2023, Keystone filed a Review and Variance application with the CER challenging the correctness of the original decision.
The FERC hearing commenced in June 2022 and concluded in August, with a judiciary recommendation expected to be issued in early 2023.
Power and Energy Solutions
•Bruce Power Life Extension: On March 7, 2022, the IESO verified Bruce Power's Unit 3 MCR program final cost and schedule duration estimate submitted in December 2021. The Unit 3 MCR program is scheduled to begin in March 2023 with expected completion in 2026.

Bruce Power's contract price increased on April 1, 2022, in accordance with contract terms, reflecting capital to be invested under the Unit 3 MCR program and the 2022 to 2024 Asset Management program, plus normal annual inflation adjustments.
Unit 4, the third unit in the Bruce Power MCR program, completed its definition phase in June 2022 and is now in the preparation phase leading up to an FID, expected in fourth quarter 2023. A preliminary basis of estimate (including an initial cost and schedule duration estimate) was submitted to the IESO in fourth quarter 2022.
•Saddlebrook Solar Project: On October 4, 2022, we announced that we have commenced pre-construction activities on the 81 MW Saddlebrook Solar project located near Aldersyde, Alberta. The expected capital cost is $146 million, with the project partially supported by $10 million from Emissions Reduction Alberta. Construction is expected to be completed in 2023.
Other Energy Solutions
•Alberta Carbon Grid: In June 2021, we announced a partnership with Pembina Pipeline Corporation to jointly develop a world-scale carbon transportation and sequestration system which, when fully constructed, is expected to be capable of transporting more than 20 million tonnes of carbon dioxide annually. On October 18, 2022, ACG announced that it has entered into a carbon sequestration evaluation agreement with the Government of Alberta to further evaluate one of the largest AOI for safely storing carbon from industrial emissions in Alberta. This agreement will allow ACG to continue evaluating the suitability of its AOI and move forward into the next stage of the province’s CCUS process to provide confidence to customers, Indigenous communities, stakeholders and the Government of Alberta in the project's carbon storage capabilities. ACG is exploring options to potentially leverage existing infrastructure and right-of-ways to connect the Alberta Industrial Heartland emissions region to a key sequestration location.
•Lynchburg Renewable Fuels: On October 17, 2022, we announced a US$29 million investment for a 30 per cent ownership interest in the Lynchburg Renewable Fuels project, a Renewable Natural Gas (RNG) production facility in Lynchburg, Tennessee being developed by 3 Rivers Energy Partners, LLC. Along with our ownership interest, we will market all RNG and environmental attributes generated from the facility once operational, which we expect in 2024. We also have the option to jointly develop future RNG projects with 3 Rivers Energy Partners, LLC.
Corporate
•Dividend Reinvestment and Share Purchase Plan: To prudently fund our growth program that includes increased project costs on the NGTL System and following our July 2022 obligation to make an equity contribution of $1.9 billion to Coastal GasLink LP, we reinstated the issuance of common shares from treasury at a two per cent discount under our DRP commencing with the dividends declared on July 27, 2022. On dividends declared in 2022, the participation rate by common shareholders was approximately 33 per cent, resulting in $607 million reinvested in common equity under the program. The discounted DRP is expected to be in place through the dividend declarations for the quarter ending June 30, 2023.
•Common Shares Issued Under Public Offering: On August 10, 2022, we issued 28.4 million common shares at a price of $63.50 each for gross proceeds of approximately $1.8 billion. Proceeds from the offering are being used, directly or indirectly, together with other financing sources and cash on hand, to fund costs associated with the construction of the Southeast Gateway Pipeline.
•Asset Divestiture Program: In late 2022, we announced our plan to proceed with a $5+ billion asset divestiture program that will include the sale of assets, and may include partial monetization of certain assets.
The objectives of this asset divestiture program are to accelerate our deleveraging, execute on our vast opportunity set and provide a self-funding source for high-value growth opportunities. We believe that executing these steps will strengthen our balance sheet to ensure we remain competitively positioned to capitalize on future opportunities.

Teleconference and Webcast
We will hold a teleconference and webcast on Tuesday, February 14, 2023 at 6:30 a.m. (MST) / 8:30 a.m. (EST) to discuss our fourth quarter 2022 financial results and company developments. Presenters will include François Poirier, President and Chief Executive Officer; Joel Hunter, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team.
Members of the investment community and other interested parties are invited to participate by calling 1.800.319.4610. No pass code is required. Please dial in 15 minutes prior to the start of the call. A live webcast of the teleconference will be available on TC Energy's website at www.TCEnergy.com/events or via the following URL: https://www.gowebcasting.com/12438.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight EST on Tuesday, February 21, 2023. Please call 1.855.669.9658 and enter pass code 9820.
The audited annual consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com.
Forward-Looking Information
This release contains certain information that is forward-looking, including the sustainability commitments and targets contained in our 2022 Report on Sustainability and our GHG Emissions Reduction Plan, and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2022 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our 2022 Report on Sustainability and our GHG Emissions Reduction Plan which are available on our website at www.TCEnergy.com.

Non-GAAP Measures
This release contains references to the following non-GAAP measures: comparable earnings, comparable earnings per common share, comparable EBITDA and comparable funds generated from operations. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Refer to: (i) each business segment for a reconciliation of comparable EBITDA to segmented earnings; (ii) Consolidated results section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) Financial condition section for a reconciliation of comparable funds generated from operations to Net cash provided by operations. Refer to the Non-GAAP measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use, which section of the MD&A is incorporated by reference herein. The MD&A can be found on SEDAR (www.sedar.com) under TC Energy's profile.
Additional Information
This release should also be read in conjunction with our December 31, 2022 audited Consolidated financial statements and notes and the MD&A in our 2022 Annual Report. Capitalized abbreviated terms that are used but not otherwise defined herein are defined in our 2022 Annual Report. Certain comparative figures have been adjusted to reflect the current period's presentation.
Media Inquiries:
Stone Grissom / Suzanne Wilton
media@tcenergy.com
403.920.7859 or 800.608.7859
Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403.920.7911 or 800.361.6522

Fourth quarter 2022
Financial highlights

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2022	2021	2022	2021

Income
Revenues	4,041	3,584	14,977	13,387
Net (loss)/income attributable to common shares	(1,447)	1,118	641	1,815
per common share – basic	($1.42)	$1.14	$0.64	$1.87
Comparable EBITDA[1]	2,683	2,395	9,901	9,368
Comparable earnings	1,129	1,028	4,279	4,142
per common share	$1.11	$1.05	$4.30	$4.26

Cash flows
Net cash provided by operations	2,025	1,801	6,375	6,890
Comparable funds generated from operations	2,285	2,073	7,353	7,406
Capital spending[2]	3,139	2,123	8,961	7,134
Proceeds from sales of assets, net of transaction costs	—	35	—	35

Dividends declared
Per common share	$0.90	$0.87	$3.60	$3.48

Basic common shares outstanding (millions)
– weighted average for the period	1,016	980	995	973
– issued and outstanding at end of period	1,018	981	1,018	981
1Additional information on Segmented earnings, the most directly comparable GAAP measure, can be found in the Consolidated results section.
2Includes Capital expenditures, Capital projects in development and Contributions to equity investments.

FORWARD-LOOKING INFORMATION
We disclose forward-looking information to help the reader understand management’s assessment of our future plans and financial outlook and our future prospects overall.
Statements that are forward looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.
Forward-looking statements in this news release include information about the following, among other things:
•our financial and operational performance, including the performance of our subsidiaries
•expectations about strategies and goals for growth and expansion, including acquisitions
•expected cash flows and future financing options available along with portfolio management, including our expectations regarding the size, timing and outcome of the asset divestiture program
•expected dividend growth
•expected duration of discounted DRP
•expected access to and cost of capital
•expected energy demand levels
•expected costs and schedules for planned projects, including projects under construction and in development
•expected capital expenditures, contractual obligations, commitments and contingent liabilities, including environmental remediation costs
•expected regulatory processes and outcomes
•statements related to our GHG emissions reduction goals
•expected outcomes with respect to legal proceedings, including arbitration and insurance claims
•the expected impact of future tax and accounting changes
•the commitments and targets contained in our 2022 Report on Sustainability and GHG Emissions Reduction Plan
•expected industry, market and economic conditions, including their impact on our customers and suppliers.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this news release.
Our forward-looking information is based on the following key assumptions and subject to the following risks and uncertainties:
Assumptions
•realization of expected benefits from acquisitions, divestitures and energy transition
•regulatory decisions and outcomes
•planned and unplanned outages and the use of our pipelines, power and storage assets
•integrity and reliability of our assets
•anticipated construction costs, schedules and completion dates
•access to capital markets, including portfolio management
•expected industry, market and economic conditions, including the impact of these on our customers and suppliers
•inflation rates, commodity and labour prices
•interest, tax and foreign exchange rates
•nature and scope of hedging.
2 | TC Energy Fourth Quarter News Release 2022

Risks and uncertainties
•realization of expected benefits from acquisitions and divestitures
•our ability to successfully implement our strategic priorities and whether they will yield the expected benefits
•our ability to implement a capital allocation strategy aligned with maximizing shareholder value
•the operating performance of our pipelines, power generation and storage assets
•amount of capacity sold and rates achieved in our pipeline businesses
•the amount of capacity payments and revenues from power generation assets due to plant availability
•production levels within supply basins
•construction and completion of capital projects
•cost and availability of, and inflationary pressures on, labour, equipment and materials
•the availability and market prices of commodities
•access to capital markets on competitive terms
•interest, tax and foreign exchange rates
•performance and credit risk of our counterparties
•regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims
•our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment
•our ability to realize the value of tangible assets and contractual recoveries
•competition in the businesses in which we operate
•unexpected or unusual weather
•acts of civil disobedience
•cyber security and technological developments
•ESG-related risks
•impact of energy transition on our business
•economic conditions in North America as well as globally
•global health crises, such as pandemics and epidemics, and the impacts related thereto.
You can read more about these factors and others in reports we have filed with Canadian securities regulators and the SEC, including the Management's discussion and analysis (MD&A) of our 2022 Annual Report.
As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events unless we are required to by law.
FOR MORE INFORMATION
You can find more information about TC Energy in our Annual Information Form and other disclosure documents, which are available on SEDAR (www.sedar.com).
NON-GAAP MEASURES
This news release references the following non-GAAP measures:
•comparable EBITDA
•comparable EBIT
•comparable earnings
•comparable earnings per common share
•funds generated from operations
•comparable funds generated from operations.
TC Energy Fourth Quarter News Release 2022 | 3

These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. Discussions throughout this news release on the factors impacting comparable earnings are consistent with the factors that impact net income attributable to common shares, except where noted otherwise. Discussions throughout this news release on the factors impacting comparable earnings before interest, taxes, depreciation and amortization (comparable EBITDA) and comparable earnings before interest and taxes (comparable EBIT) are consistent with the factors that impact segmented earnings, except where noted otherwise.
Comparable measures
We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.
Our decision not to adjust for a specific item in reporting comparable measures is subjective and made after careful consideration. Specific items may include:
•gains or losses on sales of assets or assets held for sale
•income tax refunds, valuation allowances and adjustments resulting from changes in legislation and enacted tax rates
•unrealized fair value adjustments related to risk management activities and Bruce Power funds invested for post-retirement benefits
•expected credit loss provisions on net investment in leases and certain contract assets
•legal, contractual, bankruptcy and other settlements
•impairment of goodwill, plant, property and equipment, equity investments and other assets
•acquisition and integration costs
•restructuring costs.
We exclude from comparable measures the unrealized gains and losses from changes in the fair value of derivatives related to financial and commodity price risk management activities. These derivatives generally provide effective economic hedges but do not meet the criteria for hedge accounting. Beginning in first quarter 2022, with consistent presentation of prior periods, we excluded from comparable measures our proportionate share of the unrealized gains and losses from changes in the fair value of Bruce Power's funds invested for post-retirement benefits and derivatives related to its risk management activities. These changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them reflective of our underlying operations.
In third quarter 2022, Transportadora de Gas Natural de la Huasteca (TGNH) and the CFE executed agreements which consolidate a number of operating and in-development natural gas pipelines in central and southeast Mexico under one TSA. As this TSA contains a lease, we have recognized amounts in net investment in leases on our Condensed consolidated balance sheet. In accordance with the requirements of U.S. GAAP, we have recognized an expected credit loss provision related to net investment in leases. The amount of this provision will fluctuate from period to period based on changing economic assumptions and forward-looking information. The provision is an estimate of losses that may occur over the duration of the TSA through 2055. As this provision, as well as a provision related to certain contract assets in Mexico, do not reflect losses or cash outflows that were incurred under this lease arrangement in the current period or from our underlying operations, we have excluded any unrealized changes from comparable measures.
We also excluded from comparable measures the unrealized foreign exchange gains and losses on the peso-denominated loan receivable from an affiliate as well as the corresponding proportionate share of Sur de Texas foreign exchange gains and losses, as the amounts do not accurately reflect the gains and losses that will be realized at settlement. These amounts offset within each reporting period, resulting in no impact on net income. This peso-denominated loan was fully repaid in first quarter 2022.
4 | TC Energy Fourth Quarter News Release 2022

The following table identifies our non-GAAP measures against their most directly comparable GAAP measures:

Comparable measure	GAAP measure

comparable EBITDA	segmented earnings
comparable EBIT	segmented earnings
comparable earnings	net income attributable to common shares
comparable earnings per common share	net income per common share
funds generated from operations	net cash provided by operations
comparable funds generated from operations	net cash provided by operations
Comparable EBITDA and comparable EBIT
Comparable EBITDA represents segmented earnings adjusted for certain specific items, excluding non-cash charges for depreciation and amortization. We use comparable EBITDA as a measure of our earnings from ongoing operations as it is a useful indicator of our performance and is also presented on a consolidated basis. Comparable EBIT represents segmented earnings adjusted for specific items and is an effective tool for evaluating trends in each segment. Refer to the Financial results sections for each business segment for a reconciliation to segmented earnings.
Comparable earnings and comparable earnings per common share
Comparable earnings represents earnings attributable to common shareholders on a consolidated basis, adjusted for specific items. Comparable earnings is comprised of segmented earnings, Interest expense, AFUDC, Foreign exchange gain/(loss), net, Interest income and other, Income tax expense, Non-controlling interests and Preferred share dividends, adjusted for specific items. Refer to the Consolidated results section for reconciliations to Net income attributable to common shares and Net income per common share.
Funds generated from operations and comparable funds generated from operations
Funds generated from operations reflects net cash provided by operations before changes in operating working capital. The components of changes in working capital are disclosed in our 2022 Consolidated financial statements. We believe funds generated from operations is a useful measure of our consolidated operating cash flows because it excludes fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and is used to provide a consistent measure of the cash-generating ability of our businesses. Comparable funds generated from operations is adjusted for the cash impact of specific items noted above. Refer to the Cash provided by operating activities section for a reconciliation to Net cash provided by operations.
TC Energy Fourth Quarter News Release 2022 | 5

Consolidated results - fourth quarter 2022

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2022	2021	2022	2021

Canadian Natural Gas Pipelines	(2,592)	389	(1,440)	1,449
U.S. Natural Gas Pipelines	882	818	2,617	3,071
Mexico Natural Gas Pipelines	96	123	491	557
Liquids Pipelines	322	373	1,123	(1,600)
Power and Energy Solutions	298	191	833	628
Corporate	(4)	(6)	8	(46)
Total segmented (losses)/earnings	(998)	1,888	3,632	4,059
Interest expense	(722)	(611)	(2,588)	(2,360)
Allowance for funds used during construction	115	72	369	267
Foreign exchange gain/(loss), net	132	28	(185)	10
Interest income and other	53	59	146	190
(Loss)/income before income taxes	(1,420)	1,436	1,374	2,166
Income tax recovery/(expense)	4	(278)	(589)	(120)
Net (loss)/income	(1,416)	1,158	785	2,046
Net income attributable to non-controlling interests	(9)	(8)	(37)	(91)
Net (loss)/income attributable to controlling interests	(1,425)	1,150	748	1,955
Preferred share dividends	(22)	(32)	(107)	(140)
Net (loss)/income attributable to common shares	(1,447)	1,118	641	1,815
Net (loss)/income per common share – basic	($1.42)	$1.14	$0.64	$1.87
Net (loss)/income attributable to common shares decreased by $2,565 million or $2.56 per common share for the three months ended December 31, 2022 compared to the same period in 2021. The significant decrease for the three months ended December 31, 2022 is primarily due to the net effect of specific items mentioned below. Net (loss)/income per common share also reflects the impact of common shares issued for the acquisition of TC PipeLines, LP in first quarter 2021 and common shares issued in 2022.
The following specific items were recognized in Net (loss)/income attributable to common shares and were excluded from comparable earnings:
Fourth quarter 2022 results included:
•an after-tax impairment charge of $2.6 billion related to our equity investment in Coastal GasLink Pipeline Limited Partnership (Coastal GasLink LP). Refer to the Consolidated financial statements of our 2022 Annual Report for additional information
•a $64 million after-tax expected credit loss provision related to the TGNH net investment in leases and certain contract assets in Mexico
•$20 million after-tax charge due to the CER decision on Keystone issued in December 2022 in respect of a tolling-related complaint pertaining to amounts reflected in 2021 and 2020
•preservation and other costs for Keystone XL pipeline project assets of $8 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge
•a $5 million after-tax net expense related to the 2021 Keystone XL asset impairment charge and other due to a U.S. minimum tax, partially offset by the gain on the sale of Keystone XL project assets and reduction to the estimate for contractual and legal obligations related to termination activities
•a $1 million income tax expense for the settlement related to prior years' income tax assessments in Mexico.
6 | TC Energy Fourth Quarter News Release 2022

Fourth quarter 2021 results included:
•an incremental $60 million after-tax reduction to the Keystone XL asset impairment charge, net of expected contractual recoveries and other contractual and legal obligations, related to the termination of the Keystone XL pipeline project following the January 20, 2021 revocation of the Presidential Permit
•an after-tax gain of $19 million related to the sale of the remaining 15 per cent interest in Northern Courier
•preservation and other costs for Keystone XL pipeline project assets of $10 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge
•a $7 million after-tax gain primarily related to pension adjustments incurred as part of the Voluntary Retirement Program (VRP)
•an incremental $6 million income tax expense related to the sale of our Ontario natural gas-fired power plants sold in April 2020.
Net (loss)/income in both periods included unrealized gains and losses on our proportionate share of Bruce Power's fair value adjustment on funds invested for post-retirement benefits and derivatives related to its risk management activities, as well as unrealized gains and losses from changes in our risk management activities, all of which we exclude along with the above noted items, to arrive at comparable earnings. A reconciliation of Net (loss)/income attributable to common shares to comparable earnings is shown in the following table.
TC Energy Fourth Quarter News Release 2022 | 7

RECONCILIATION OF NET (LOSS)/INCOME ATTRIBUTABLE TO COMMON SHARES TO COMPARABLE EARNINGS

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2022	2021	2022	2021

Net (loss)/income attributable to common shares	(1,447)	1,118	641	1,815
Specific items (net of tax):
Coastal GasLink LP impairment charge	2,643	—	2,643	—
Expected credit loss provision on net investment in leases and certain contract assets	64	—	114	—
Keystone CER decision	20	—	20	—
Keystone XL preservation and other	8	10	19	37
Keystone XL asset impairment charge and other	5	(60)	5	2,134
Settlement of Mexico prior years' income tax assessments	1	—	196	—
Bruce Power unrealized fair value adjustments	(9)	(7)	13	(11)
Great Lakes goodwill impairment charge	—	—	531	—
Loss/(gain) on sale of Ontario natural gas-fired power plants	—	6	—	(7)
Voluntary Retirement Program	—	(7)	—	48
Gain on sale of Northern Courier	—	(19)	—	(19)
Risk management activities[1]	(156)	(13)	97	145
Comparable earnings	1,129	1,028	4,279	4,142
Net (loss)/income per common share	($1.42)	$1.14	$0.64	$1.87
Specific items (net of tax):
Coastal GasLink LP impairment charge	2.60	—	2.66	—
Expected credit loss provision on net investment in leases and certain contract assets	0.06	—	0.11	—
Keystone CER decision	0.02	—	0.02	—
Keystone XL preservation and other	0.01	0.01	0.02	0.04
Keystone XL asset impairment charge and other	—	(0.06)	0.01	2.19
Settlement of Mexico prior years' income tax assessments	—	—	0.20	—
Bruce Power unrealized fair value adjustments	(0.01)	(0.01)	0.01	(0.01)
Great Lakes goodwill impairment charge	—	—	0.53	—
Loss/(gain) on sale of Ontario natural gas-fired power plants	—	0.01	—	(0.01)
Voluntary Retirement Program	—	(0.01)	—	0.05
Gain on sale of Northern Courier	—	(0.02)	—	(0.02)
Risk management activities	(0.15)	(0.01)	0.10	0.15
Comparable earnings per common share	$1.11	$1.05	$4.30	$4.26
8 | TC Energy Fourth Quarter News Release 2022

1	Risk management activities	three months ended December 31		year ended December 31
	(millions of $)	2022	2021	2022	2021

	U.S. Natural Gas Pipelines	(28)	7	(15)	6
	Liquids Pipelines	(38)	(5)	20	(3)
	Canadian Power	30	4	4	12
	U.S. Power	5	—	—	—
	Natural Gas Storage	67	30	11	(6)
	Foreign exchange	172	(20)	(149)	(203)
	Income tax attributable to risk management activities	(52)	(3)	32	49
	Total unrealized gains/(losses) from risk management activities	156	13	(97)	(145)
COMPARABLE EBITDA TO COMPARABLE EARNINGS
Comparable EBITDA represents segmented earnings adjusted for the specific items described above and excludes non-cash charges for depreciation and amortization. For further information on our reconciliation to comparable EBITDA refer to the business segment financial results sections.

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2022	2021	2022	2021

Comparable EBITDA
Canadian Natural Gas Pipelines	768	674	2,806	2,675
U.S. Natural Gas Pipelines	1,141	1,032	4,089	3,856
Mexico Natural Gas Pipelines	211	151	753	666
Liquids Pipelines	364	380	1,366	1,526
Power and Energy Solutions	203	168	907	669
Corporate	(4)	(10)	(20)	(24)
Comparable EBITDA	2,683	2,395	9,901	9,368
Depreciation and amortization	(670)	(634)	(2,584)	(2,522)
Interest expense included in comparable earnings	(722)	(611)	(2,588)	(2,354)
Allowance for funds used during construction	115	72	369	267
Foreign exchange (loss)/gain, net included in comparable earnings	(40)	44	(8)	254
Interest income and other	53	59	146	190
Income tax expense included in comparable earnings	(259)	(257)	(813)	(830)
Net income attributable to non-controlling interests	(9)	(8)	(37)	(91)
Preferred share dividends	(22)	(32)	(107)	(140)
Comparable earnings	1,129	1,028	4,279	4,142
Comparable earnings per common share	$1.11	$1.05	$4.30	$4.26
TC Energy Fourth Quarter News Release 2022 | 9

Comparable EBITDA – 2022 versus 2021
Comparable EBITDA increased by $288 million for the three months ended December 31, 2022 compared to the same period in 2021 primarily due to the net effect of the following:
•higher EBITDA in U.S. Natural Gas Pipelines mainly due to increased earnings from our U.S. natural gas marketing business relative to 2021 as a result of increased trading activity and higher margins, incremental earnings from growth projects placed in service and increased earnings from our mineral rights business, partially offset by a decrease due to certain discrete items recognized in 2021
•increased EBITDA from Canadian Natural Gas Pipelines largely attributable to the impact of higher flow-through costs and increased rate-base earnings on the NGTL System and higher Canadian Mainline incentive earnings and flow-through costs
•higher EBITDA from Mexico Natural Gas Pipelines primarily related to earnings from the north section of the Villa de Reyes pipeline (VdR North) and the east section of the Tula pipeline (Tula East) that were placed in commercial service in third quarter 2022
•increased Power and Energy Solutions EBITDA primarily as a result of higher contributions from Bruce Power due to a higher contract price, partially offset by realized losses on funds invested for post-retirement benefits and lower plant output
•lower EBITDA from Liquids Pipelines due to lower results on the U.S. Gulf Coast section of the Keystone Pipeline System and the CER decision in respect of a tolling-related complaint pertaining to amounts reflected in 2022, partially offset by increased contributions from liquids marketing activities attributable to higher margins
•the positive foreign exchange impact of a stronger U.S. dollar on the Canadian dollar equivalent comparable EBITDA in our U.S. dollar-denominated operations. U.S. dollar-denominated comparable EBITDA increased by US$27 million compared to 2021; this was translated to Canadian dollars at an average rate of 1.36 in 2022 versus 1.26 in 2021. Refer to the Foreign exchange discussion below for additional information.
Due to the flow-through treatment of certain costs including income taxes, financial charges and depreciation in our Canadian rate-regulated pipelines, changes in these costs impact our comparable EBITDA despite having no significant effect on net income.
Comparable earnings – 2022 versus 2021
Comparable earnings increased by $101 million or $0.06 per common share for the three months ended December 31, 2022 compared to the same period in 2021 and was primarily the net effect of:
•changes in comparable EBITDA described above
•higher AFUDC primarily due to the reactivation of AFUDC on the TGNH assets under construction following the new TSA with the CFE in third quarter 2022 and capital expenditures on the Southeast Gateway pipeline project, partially offset by the impact of decreased capital expenditures on our U.S. natural gas pipeline projects
•increased Interest expense primarily due to higher interest rates on increased levels of short-term borrowings, long-term debt and junior subordinated note issuances, net of maturities, and the foreign exchange impact of a stronger U.S. dollar in 2022
•net foreign exchange losses in the fourth quarter compared to net foreign exchange gains for the same period in 2021 on derivatives used to manage our net exposure to foreign exchange rate fluctuation on U.S. dollar-denominated income, partially offset by higher realized gains for the same period in 2022 compared to 2021 on derivatives used to manage our exposure to net liabilities in Mexico that give rise to foreign exchange gains and losses
•higher Depreciation and amortization on the NGTL System from expansion facilities that were placed in service.

10 | TC Energy Fourth Quarter News Release 2022

Foreign exchange
Certain of our businesses generate all or most of their earnings in U.S. dollars and, since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar directly affect our comparable EBITDA and may also impact comparable earnings. As our U.S. dollar-denominated operations continue to grow, this exposure increases. A portion of the U.S. dollar-denominated comparable EBITDA exposure is naturally offset by U.S. dollar-denominated amounts below comparable EBITDA within Depreciation and amortization, Interest expense and other income statement line items. The balance of the exposure is actively managed on a rolling forward basis up to three years using foreign exchange derivatives; however, the natural exposure beyond that period remains. The net impact of the U.S. dollar movements on comparable earnings during the three months ended December 31, 2022 after considering natural offsets and economic hedges was not significant.
The components of our financial results denominated in U.S. dollars are set out in the table below, including our U.S. and Mexico Natural Gas Pipelines operations along with the majority of our Liquids Pipelines business. Comparable EBITDA is a non-GAAP measure.
Pre-tax U.S. dollar-denominated income and expense items

	three months ended December 31		year ended December 31
(millions of US$)	2022	2021	2022	2021

Comparable EBITDA
U.S. Natural Gas Pipelines	842	819	3,142	3,075
Mexico Natural Gas Pipelines[1]	156	140	602	602
Liquids Pipelines	204	216	754	884
	1,202	1,175	4,498	4,561
Depreciation and amortization	(237)	(245)	(952)	(911)
Interest on long-term debt and junior subordinated notes	(323)	(314)	(1,267)	(1,259)
Allowance for funds used during construction	55	28	161	101
Non-controlling interests and other	(44)	(9)	(101)	(66)
	653	635	2,339	2,426
Average exchange rate - U.S. to Canadian dollars	1.36	1.26	1.30	1.25
1Excludes interest expense on our inter-affiliate loans related to the Sur de Texas joint venture which was fully offset in Interest income and other. These inter-affiliate loans were fully repaid in 2022.
A portion of our Mexico Natural Gas Pipelines monetary assets and liabilities are peso-denominated, while the functional currency for our Mexico operations is U.S. dollars. These peso-denominated balances are revalued to U.S. dollars and, as a result, changes in the value of the Mexican peso against the U.S. dollar can affect our comparable earnings. In addition, foreign exchange gains or losses calculated for Mexico income tax purposes on the revaluation of the U.S. dollar-denominated monetary assets and liabilities result in a peso-denominated income tax exposure for these entities, leading to fluctuations in Income from equity investments and Income tax expense. As our U.S. dollar-denominated monetary assets and liabilities continue to grow, this exposure increases. These exposures are partially managed using foreign exchange derivatives, with the gains and losses on the derivatives recorded in Foreign exchange (gain)/loss, net in our Condensed consolidated statement of income.
TC Energy Fourth Quarter News Release 2022 | 11

CAPITAL PROGRAM
We are developing quality projects under our capital program. These long-life infrastructure assets are supported by long-term commercial arrangements with creditworthy counterparties and/or regulated business models and are expected to generate significant growth in earnings and cash flows. In addition, many of these projects are expected to advance our goals to reduce our own carbon footprint as well as that of our customers.
Our capital program consists of approximately $34 billion of secured projects that represent commercially supported, committed projects that are either under construction or are in or preparing to commence the permitting stage.
Three years of maintenance capital expenditures for our businesses are included in the secured projects table. Maintenance capital expenditures on our regulated Canadian and U.S. natural gas pipelines are added to rate base on which we have the opportunity to earn a return and recover these expenditures through current or future tolls, which is similar to our capacity capital projects on these pipelines. Tolling arrangements in our liquids pipelines business provide for the recovery of maintenance capital expenditures.
During 2022, we placed approximately $5.8 billion of primarily Canadian, U.S. and Mexico natural gas pipelines capacity capital projects in service and approximately $1.9 billion of maintenance capital expenditures were incurred.
All projects are subject to cost and timing adjustments due to factors including weather, market conditions, route refinement, land acquisition, permitting conditions, scheduling and timing of regulatory permits, as well as other potential restrictions and uncertainties, including inflationary pressures on labour and materials. Amounts exclude capitalized interest and AFUDC, where applicable.
12 | TC Energy Fourth Quarter News Release 2022

Secured projects
Estimated and incurred project costs referred to in the following table include 100 per cent of the capital expenditures related to our wholly-owned projects and our share of equity contributions to fund projects within our equity investments, primarily Coastal GasLink and Bruce Power.

	Expected in-service date	Estimated project cost	Project costs incurred as at December 31, 2022
(billions of $)

Canadian Natural Gas Pipelines
NGTL System[1]	2023	3.1	1.4
	2024	0.5	0.2
	2025+	0.6	—
Coastal GasLink[2]	2023	5.4	1.6
Regulated maintenance capital expenditures	2023-2025	2.2	—
U.S. Natural Gas Pipelines
Modernization III (Columbia Gas)	2023-2024	US 1.2	US 0.6
Delivery market projects	2025	US 1.5	US 0.1
Other capital	2023-2028	US 1.8	US 0.2
Regulated maintenance capital expenditures	2023-2025	US 2.4	—
Mexico Natural Gas Pipelines
Villa de Reyes – lateral and south sections[3]	2023	US 0.6	US 0.6
Tula – central and west sections[4]	—	US 0.5	US 0.4
Southeast Gateway	2025	US 4.5	US 0.8
Liquids Pipelines
Other capacity capital	2023	US 0.1	US 0.1
Recoverable maintenance capital expenditures	2023-2025	0.1	—
Power and Energy Solutions
Bruce Power – life extension[5]	2023-2027	4.3	2.2
Other capacity capital	2023	0.1	—
Other
Non-recoverable maintenance capital expenditures[6]	2023-2025	0.7	0.2
		29.6	8.4
Foreign exchange impact on secured projects[7]		4.4	1.0
Total secured projects (Cdn$)		34.0	9.4
1Estimated project costs include $0.7 billion, primarily reflected in 2023, for the Foothills portion of the West Path Delivery Program.
2Subsequent to revised project agreements executed between Coastal GasLink LP and LNG Canada and amended agreements with our partners in Coastal GasLink LP, the estimated project cost noted above represents our share of anticipated partner equity contributions to the project. Mechanical completion is targeted for the end of 2023 and commercial in-service of the Coastal GasLink pipeline will occur after completion of commissioning the pipeline. Refer to the Canadian Natural Gas Pipelines – Significant events section in the MD&A of our 2022 Annual report for additional information.
3We are currently working with the CFE on completing the remaining sections of the Villa de Reyes pipeline, expecting commercial in-service in 2023. Refer to the Mexico Natural Gas Pipelines – Significant events section in the MD&A of our 2022 Annual report for additional information.
4With the CFE, we are assessing the completion of the central section of the Tula pipeline, subject to an FID. We are also working together to advance the completion of the west section. Refer to the Mexico Natural Gas Pipelines – Significant events section in the MD&A of our 2022 Annual report for additional information.
5Reflects our expected share of cash contributions for the Bruce Power Unit 6 Major Component Replacement (MCR) program, expected to be in service in 2023, and the Unit 3 MCR, expected to be in service in 2026, as well as amounts to be invested under the Asset Management program through 2027 and the incremental uprate initiative. Refer to the Power and Energy Solutions – Significant events section in the MD&A of our 2022 Annual report for additional information.
6Includes non-recoverable maintenance capital expenditures from all segments and is primarily comprised of our proportionate share of maintenance capital expenditures for Bruce Power and other Power and Energy Solutions assets.
7Reflects U.S./Canada foreign exchange rate of 1.35 at December 31, 2022.
TC Energy Fourth Quarter News Release 2022 | 13

Projects under development
In addition to our secured projects, we have a portfolio of projects that we are currently pursuing that are in varying stages of development. Projects under development have greater uncertainty with respect to timing and estimated project costs and are subject to corporate and regulatory approvals, unless otherwise noted. Each business segment has also outlined additional areas of focus for further ongoing business development activities and growth opportunities. As these projects advance, and reach necessary milestones, they will be included in the secured projects table.
Canadian Natural Gas Pipelines
We continue to focus on optimizing the utilization and value of our existing Canadian Natural Gas Pipelines assets, including in-corridor expansions, providing connectivity to LNG export terminals and connections to growing shale gas supplies. Sustainability development projects are expected to include additional compressor station electrification and waste heat capture power generation on our systems as well as other GHG abatement initiatives.
U.S. Natural Gas Pipelines
Delivery Market Projects
Projects are in development that are expected to replace, upgrade and expand certain U.S. Natural Gas Pipelines facilities while reducing emissions along portions of our pipeline systems in principal delivery markets. The enhanced facilities are expected to improve reliability of our systems and allow for additional transportation services under long-term contracts to address growing demand in the U.S. Midwest and the Mid-Atlantic regions, while reducing direct carbon dioxide equivalent emissions.
Renewable Natural Gas Hub Development
In April 2022, we announced a strategic collaboration with GreenGasUSA to explore development of a network of renewable natural gas (RNG) transportation hubs. These hubs are designed to provide centralized access to existing energy transportation infrastructure for RNG sources, such as farms, wastewater treatment facilities and landfills. We believe that this collaboration, which targets 10 transportation hubs nationally, will rapidly expand and provide incremental capability to the already existing RNG interconnects across our U.S. natural gas footprint. In late 2022, we signed a development agreement on the first of the 10 targeted transportation hubs. The development of these hubs is an important step towards the acceleration of methane capture projects and the concurrent reduction of GHG emissions.
Other Opportunities
We are currently pursuing a variety of projects, including compression replacement, while furthering the electrification of our fleet, power generation and LDCs, expanding our modernization programs and in-corridor expansion opportunities on our existing systems. These projects are expected to improve the reliability of our systems with an environmental focus on cleaner energy.
We are also developing multiple transmission projects to link gas supply to the facilities that will serve the growing global demand for North American LNG. Refer to the U.S. Natural Gas Pipelines – Significant events section in the MD&A of our 2022 Annual Report for additional information.
Mexico Natural Gas Pipelines
On August 4, 2022, we announced a strategic alliance with the CFE, Mexico’s state-owned electric utility, to accelerate the development of natural gas infrastructure in the central and southeast regions of Mexico. Along with the assets currently under construction, we are assessing the completion of the central section of Tula, subject to an FID in the first half of 2023. Refer to the Mexico Natural Gas Pipelines – Significant events section in the MD&A of our 2022 Annual Report for additional information.
14 | TC Energy Fourth Quarter News Release 2022

Liquids Pipelines
We remain focused on maximizing the value of our liquids assets by finding solutions to enable flexible and tailored solutions for our customers. We continue to seek ways of optimizing our existing assets by extending connectivity between supply and delivery markets. We are pursuing selective growth opportunities to add incremental value to our business and expansions that leverage latent capacity on our existing infrastructure. We remain disciplined in our approach and will position our business development activities strategically to capture opportunities within our risk preferences.
Power and Energy Solutions
Bruce Power
Life Extension Program
The continuation of Bruce Power’s life extension program will require the investment of our proportionate share of both the Major Component Replacement (MCR) program costs on Units 4, 5, 7 and 8 and the remaining Asset Management program costs which continue beyond 2033, extending the life of Units 3 to 8 and the Bruce Power site to 2064. Preparation work for the Unit 4 MCR is well underway and work for the Unit 5, 7 and 8 MCRs has also begun. Future MCR investments will be subject to discrete decisions for each unit with specified off-ramps available to Bruce Power and the IESO. We expect to spend approximately $4.8 billion for our proportionate share of the Bruce Power MCR program costs for Units 4, 5, 7 and 8 and the remaining Asset Management program costs beyond 2027, as well as the incremental uprate initiative discussed below.
Uprate Initiative
Bruce Power's Project 2030 has a goal of achieving a site peak output of 7,000 MW by 2033 in support of climate change targets and future clean energy needs. Project 2030 is focused on continued asset optimization, innovation and leveraging new technology, which could include integration with storage and other forms of energy, to increase the site peak output. Project 2030 is arranged in three stages with the first two stages fully approved for execution. Stage 1 started in 2019 and is expected to add 150 MW of output and Stage 2, which began in early 2022, is targeting another 200 MW.
Development-Stage Projects
Ontario Pumped Storage
We continue to progress the development of the Ontario Pumped Storage project (OPSP), an energy storage facility located near Meaford, Ontario designed to provide 1,000 MW of flexible, clean energy to Ontario’s electricity system using a process known as pumped hydro storage.
The OPSP has been granted long-term land access to the fourth Canadian Division Training Centre for development of the project on this site from the Federal Minister of National Defence and has been included in Gate 2 of the IESO's Unsolicited Proposals Process. Once in service, this project would store emission-free energy when available and provide that energy to Ontario during periods of peak demand, thereby maximizing the value of existing emission-free generation in the province.
Canyon Creek Pumped Storage
We are utilizing the existing site infrastructure from a decommissioned coal mine, located near Hinton, Alberta, to develop a pumped hydro storage project that is expected to have a generating capacity of 75 MW. The facility is expected to provide up to 37 hours of on-demand, flexible, clean energy and ancillary services to the Alberta electricity grid. The project has received the approval of the Alberta Utilities Commission and the required approval of the Government of Alberta for hydro projects under the Dunvegan Hydro Development Act (Alberta).
The Canyon Creek Pumped Storage project is part of a larger product offering by us, a 24-by-7 carbon-free power product in the Province of Alberta and includes output from wind and solar projects currently under construction or being developed, thereby positioning our customers to manage hourly power needs with cost certainty and achieve decarbonization goals by sourcing power from emission-free assets.
TC Energy Fourth Quarter News Release 2022 | 15

Renewable Energy Contracts and/or Investment Opportunities
We continue to pursue potential contracts and/or investment opportunities in wind, solar and energy storage projects to meet the electricity needs of the U.S. portion of the Keystone Pipeline System and supply renewable energy products and services to industrial and oil and gas sectors proximate to our in-corridor demand. To date, we have contracted approximately 600 MW from wind and solar projects.
Other Opportunities
We are actively building our customer-focused origination platform across North America, providing commodity products and energy services to help customers address the challenges of energy transition. Our existing network of assets, customers and suppliers provide a mutual opportunity in which we can tailor solutions to meet their clean energy needs. Although we may adopt custom-tailored strategies, the core underpinning remains consistent, which is that every opportunity we undertake will ultimately be driven by customer needs allowing us to complement each other’s capabilities, diversify risk and share learnings as we navigate the energy transition. Refer to the Power and Energy Solutions – Significant events section in the MD&A of our 2022 Annual Report for additional information.
Other Energy Solutions
We are targeting five focus areas to reduce the emissions intensity of our operations, while also capturing growth opportunities that meet the energy needs of the future:
•modernize our existing system and assets
•decarbonize our energy consumption
•drive digital solutions and technologies
•leverage carbon credits and offsets
•invest in low-carbon energy and infrastructure, such as renewables along with emerging fuels and technology.
Alberta Carbon Grid
In June 2021, we announced a partnership with Pembina Pipeline Corporation to jointly develop a world-scale system which, when fully constructed, is expected to be capable of transporting and sequestering more than 20 million tonnes of carbon dioxide annually. As an open-access system, ACG is intended to serve as the backbone for Alberta’s emerging carbon capture utilization and storage (CCUS) industry. On October 18, 2022, ACG announced that it has entered into a carbon sequestration evaluation agreement with the Government of Alberta to further evaluate one of the largest Areas of Interest (AOI) for safely storing carbon from industrial emissions in Alberta. This agreement will allow ACG to continue to evaluate the suitability of our AOI and move forward into the next phase of the province's CCUS process to provide confidence to customers, Indigenous communities, other stakeholders and the Government of Alberta in the project's carbon storage capabilities. ACG is exploring options to potentially leverage existing infrastructure and right-of-ways to connect the Alberta Industrial Heartland emissions region to a key sequestration location.
16 | TC Energy Fourth Quarter News Release 2022

Hydrogen Hubs
We have entered into individual Joint Development Agreements (JDAs) with Nikola Corporation (Nikola) and Hyzon Motors Inc. (Hyzon) to support customer-driven hydrogen production for long-haul transportation, power generation, large industrials and heating customers across the U.S. and Canada. Under their JDA, Nikola will be a long-term anchor customer for hydrogen production infrastructure supporting hydrogen-fueled, zero-emission, heavy-duty trucks and the co-development of large-scale green and blue hydrogen production hubs. The Hyzon JDA is expected to support the development of hydrogen production facilities focused on zero-to-negative carbon intensity hydrogen from RNG, biogas and other sustainable sources. These facilities are expected to be located close to demand, supporting Hyzon’s back-to-base vehicle deployments.
Our significant pipeline, storage and power assets can potentially be leveraged to lower the cost and increase the speed of development of these hubs. This may include exploring the integration of pipeline assets to enable hydrogen distribution and storage via pipeline and/or to deliver carbon dioxide to permanent sequestration sites to decarbonize the hydrogen production process. In April 2022, we announced a plan to evaluate a hydrogen production hub that would produce an estimated 60 tonnes of hydrogen per day, with the capacity to increase to 150 tonnes of hydrogen per day in the future, on 140 acres in Crossfield, Alberta, where we currently operate a natural gas storage facility. We expect an FID in 2024, subject to customary regulatory approvals.

TC Energy Fourth Quarter News Release 2022 | 17

Canadian Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented (losses)/earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2022	2021	2022	2021

NGTL System	502	435	1,853	1,649
Canadian Mainline	214	190	770	838
Other Canadian pipelines[1]	52	49	183	188
Comparable EBITDA	768	674	2,806	2,675
Depreciation and amortization	(312)	(285)	(1,198)	(1,226)
Comparable EBIT	456	389	1,608	1,449
Specific item:
Coastal GasLink LP impairment charge	(3,048)	—	(3,048)	—
Segmented (losses)/earnings	(2,592)	389	(1,440)	1,449
1Includes results from Foothills, Ventures LP, Great Lakes Canada, our investment in TQM, Coastal GasLink development fee revenue as well as general and administrative and business development costs related to our Canadian Natural Gas Pipelines.
Canadian Natural Gas Pipelines segmented (losses)/earnings decreased by $2,981 million for the three months ended December 31, 2022 compared to the same period in 2021 and included the following specific item which has been excluded from our calculation of comparable EBIT and comparable earnings:
•a pre-tax impairment charge of $3.0 billion in 2022 related to our equity investment in Coastal GasLink LP. Refer to the Consolidated financial statements of our 2022 Annual Report for additional information.
Net income and comparable EBITDA for our rate-regulated Canadian natural gas pipelines are primarily affected by our approved ROE, our investment base, the level of deemed common equity and incentive earnings. Changes in depreciation, financial charges and income taxes also impact comparable EBITDA, but do not have a significant impact on net income as they are almost entirely recovered in revenues on a flow-through basis.
NET INCOME AND AVERAGE INVESTMENT BASE

	three months ended December 31		year ended December 31
(millions of $)	2022	2021	2022	2021

Net income
NGTL System	185	164	708	631
Canadian Mainline	61	57	223	213
Average investment base
NGTL System			17,493	15,560
Canadian Mainline			3,735	3,724
Net income for the NGTL System increased by $21 million for the three months ended December 31, 2022 compared to the same period in 2021 mainly due to a higher average investment base resulting from continued system expansions. The NGTL System is operating under the 2020-2024 Revenue Requirement Settlement which includes an approved ROE of 10.1 per cent on 40 per cent deemed common equity. This settlement provides the NGTL System the opportunity to increase depreciation rates if tolls fall below specified levels and an incentive mechanism for certain operating costs where variances from projected amounts are shared with our customers.
18 | TC Energy Fourth Quarter News Release 2022

Net income for the Canadian Mainline for the three months ended December 31, 2022 increased by $4 million compared to the same period in 2021 mainly due to higher incentive earnings. The Canadian Mainline is operating under the 2021-2026 Mainline Settlement which includes an approved ROE of 10.1 per cent on 40 per cent deemed common equity and an incentive to decrease costs and increase revenues on the pipeline under a beneficial sharing mechanism with our customers.
COMPARABLE EBITDA
Comparable EBITDA for Canadian Natural Gas Pipelines increased by $94 million for the three months ended December 31, 2022 compared to the same period in 2021 due to the net effect of:
•higher flow-through depreciation and financial charges as well as higher rate-base earnings on the NGTL System
•higher flow-through income taxes and incentive earnings on the Canadian Mainline
•lower Coastal GasLink development fee revenue due to timing of revenue recognition.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by $27 million for the three months ended December 31, 2022 compared to the same period in 2021 due to NGTL System expansion facilities that were placed in service.
TC Energy Fourth Quarter News Release 2022 | 19

U.S. Natural Gas Pipelines
The table below is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of US$, unless otherwise noted)	2022	2021	2022	2021

Columbia Gas	393	407	1,511	1,529
ANR	142	156	582	592
Columbia Gulf	52	59	207	220
GTN[1,2]	48	44	184	139
Great Lakes[1,3]	49	46	178	158
Other U.S. pipelines[1,4]	148	98	441	313
TC PipeLines, LP1,5	—	—	—	24
Non-controlling interests[5]	10	9	39	100
Comparable EBITDA	842	819	3,142	3,075
Depreciation and amortization	(171)	(175)	(681)	(630)
Comparable EBIT	671	644	2,461	2,445
Foreign exchange impact	239	167	742	620
Comparable EBIT (Cdn$)	910	811	3,203	3,065
Specific items:
Great Lakes goodwill impairment charge	—	—	(571)	—
Risk management activities	(28)	7	(15)	6
Segmented earnings (Cdn$)	882	818	2,617	3,071
1Our ownership interest in TC PipeLines, LP was 25.5 per cent prior to the acquisition in March 2021, at which time it became 100 per cent. Prior to March 2021, results reflected TC PipeLines, LP's 46.45 per cent interest in Great Lakes, its ownership of GTN, Bison, North Baja, Portland and Tuscarora as well as its share of equity income from Northern Border and Iroquois.
2Reflects 100 per cent of GTN's comparable EBITDA subsequent to the TC PipeLines, LP acquisition in March 2021.
3Results reflect our 53.55 per cent direct interest in Great Lakes until March 2021 and our 100 per cent ownership interest subsequent to the March 2021 acquisition of all outstanding common units of TC PipeLines, LP not beneficially owned by us.
4Reflects comparable EBITDA from our ownership in our mineral rights business (CEVCO), Crossroads and our share of equity income from Millennium and Hardy Storage, our U.S. natural gas marketing business as well as general and administrative and business development costs related to our U.S. natural gas pipelines. For the period subsequent to our March 2021 acquisition of TC PipeLines, LP, results also include 100 per cent of Bison, North Baja and Tuscarora, 61.7 per cent of Portland plus our equity income from Northern Border and Iroquois.
5Reflects comparable EBITDA attributable to portions of TC PipeLines, LP and Portland that we did not own prior to our March 2021 acquisition of TC PipeLines, LP and subsequently reflects earnings attributable to the remaining 38.3 per cent interest in Portland we do not own.
20 | TC Energy Fourth Quarter News Release 2022

U.S. Natural Gas Pipelines segmented earnings increased by $64 million for the three months ended December 31, 2022 compared to the same period in 2021 and included the following specific item which has been excluded from our calculation of comparable EBITDA and comparable EBIT:
•unrealized gains and losses from changes in the fair value of derivatives related to our U.S. natural gas marketing business.
A stronger U.S. dollar for the three months ended December 31, 2022 had a positive impact on the Canadian dollar equivalent segmented earnings from our U.S. operations compared to the same period in 2021. Refer to the Consolidated results – Foreign exchange section for additional information.
Comparable EBITDA for U.S. Natural Gas Pipelines increased by US$23 million for the three months ended December 31, 2022 compared to the same period in 2021 and was primarily due to the net effect of:
•higher realized earnings related to our U.S. natural gas marketing business relative to 2021 due to increased trading activity and higher margins
•incremental earnings from growth projects placed in service
•increased earnings from our mineral rights business due to higher commodity prices
•decreased earnings in 2022 primarily due to certain discrete items recognized in 2021
•a decrease in earnings as a result of certain fourth quarter 2022 adjustments related to regulatory deferrals, partially offset by an increase in earnings due to higher transportation rates effective August 1, 2022, both pursuant to the ANR uncontested rate settlement. Refer to the U.S. Natural Gas Pipelines – Significant events section in the MD&A of our 2022 Annual Report for additional information.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization decreased by US$4 million for the three months ended December 31, 2022 compared to the same period in 2021 mainly due to the timing of certain depreciation adjustments related to the Columbia Gas rate case settlement in 2021, partially offset by new projects placed in service.
TC Energy Fourth Quarter News Release 2022 | 21

Mexico Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of US$, unless otherwise noted)	2022	2021	2022	2021

TGNH[1]	57	27	164	118
Topolobampo	40	40	161	161
Sur de Texas[2]	24	21	112	113
Guadalajara	18	17	73	71
Mazatlán	17	17	67	70
Comparable EBITDA	156	122	577	533
Depreciation and amortization	(17)	(21)	(76)	(86)
Comparable EBIT	139	101	501	447
Foreign exchange impact	49	22	153	110
Comparable EBIT (Cdn$)	188	123	654	557
Specific item:
Expected credit loss provision on net investment in leases and certain contract assets	(92)	—	(163)	—
Segmented earnings (Cdn$)	96	123	491	557
1TGNH includes the operating sections of the Tamazunchale, Villa de Reyes and Tula pipelines.
2Represents equity income from our 60 per cent interest and fees earned from the construction and operation of the pipeline.
Mexico Natural Gas Pipelines segmented earnings decreased by $27 million for the three months ended December 31, 2022 compared to the same period in 2021. This decrease is due to the impact of an expected credit loss provision of $92 million relating to the TGNH net investment in leases and certain contract assets. In accordance with the requirements of U.S. GAAP, an expected credit loss provision must be recognized on the TGNH net investment in leases. The provision is an estimate of losses that may occur over the duration of the TSA through 2055. As this provision, as well as a provision related to certain contract assets in Mexico, do not reflect actual losses or cash outflows that were incurred under the lease arrangement in the current period or from our underlying operations, we have excluded these unrealized changes from our calculation of comparable EBITDA and comparable EBIT. Refer to our 2022 Annual Report for information regarding expected credit loss provisions. A stronger U.S. dollar for the three months ended December 31, 2022 had a positive impact on the Canadian dollar equivalent segmented earnings compared to the same period in 2021. Refer to the Consolidated results – Foreign exchange section for additional information.
Comparable EBITDA for Mexico Natural Gas Pipelines increased by US$34 million for the three months ended December 31, 2022 compared to the same period in 2021, primarily due to higher revenues related to the commercial in-service of VdR North and Tula East in third quarter 2022.
DEPRECIATION AND AMORTIZATION
The decrease in Depreciation and amortization of US$4 million for the three months ended December 31, 2022 compared to the same period in 2021 is due to the change in accounting for Tamazunchale subsequent to execution of the new TGNH TSA with the CFE in third quarter 2022. Under sales-type lease accounting, our in-service TGNH pipeline assets are reflected on our Condensed consolidated balance sheet within net investment in leases with no depreciation expense being recognized.
22 | TC Energy Fourth Quarter News Release 2022

Liquids Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings/(losses) (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2022	2021	2022	2021

Keystone Pipeline System[1]	345	360	1,304	1,448
Intra-Alberta pipelines[2]	18	20	71	87
Other[1]	1	—	(9)	(9)
Comparable EBITDA	364	380	1,366	1,526
Depreciation and amortization	(85)	(80)	(329)	(318)
Comparable EBIT	279	300	1,037	1,208
Specific items:
Keystone XL asset impairment charge and other	118	79	118	(2,775)
Keystone CER decision	(27)	—	(27)	—
Keystone XL preservation and other	(10)	(14)	(25)	(43)
Gain on sale of Northern Courier	—	13	—	13
Risk management activities	(38)	(5)	20	(3)
Segmented earnings/(losses)	322	373	1,123	(1,600)
Comparable EBITDA denominated as follows:
Canadian dollars	87	107	383	417
U.S. dollars	204	216	754	884
Foreign exchange impact	73	57	229	225
Comparable EBITDA	364	380	1,366	1,526
1Liquids marketing results were previously disclosed separately, but almost fully relate to marketing activities with respect to the Keystone Pipeline System. For 2022 and comparative periods, liquids marketing results have been reclassified within Keystone Pipeline System.
2Intra-Alberta pipelines include Grand Rapids, White Spruce and Northern Courier. In November 2021, we sold our remaining 15 per cent interest in Northern Courier.
Liquids Pipelines segmented earnings decreased by $51 million for the three months ended December 31, 2022 compared to the same period in 2021 and included the following specific items which have been excluded from our calculation of comparable EBIT:
•a $118 million pre-tax adjustment in 2022 to the 2021 Keystone XL asset impairment charge and other resulting from the gain on sale of Keystone XL project assets and reduction to the estimate for contractual and legal obligations related to termination activities
•a $79 million pre-tax asset impairment charge reduction recognized for the three months ended December 31, 2021, associated with the termination of the Keystone XL pipeline project and related projects following the January 2021 revocation of the Presidential Permit
•a $27 million pre-tax charge due to the CER decision issued in December 2022 in respect of a tolling-related complaint pertaining to amounts reflected in 2021 and 2020
•pre-tax gain of $13 million in 2021 related to the sale of the remaining 15 per cent interest in Northern Courier
•pre-tax preservation and other costs for Keystone XL pipeline project assets of $10 million for the three months ended December 31, 2022 ($14 million for the three months ended December 31, 2021), which could not be accrued as part of the Keystone XL asset impairment charge
•unrealized gains and losses from changes in the fair value of derivatives related to our liquids marketing business.
TC Energy Fourth Quarter News Release 2022 | 23

A stronger U.S. dollar in 2022 relative to 2021 had a positive impact on the Canadian dollar equivalent segmented earnings from our U.S. operations. Refer to the Consolidated results – Foreign exchange section for additional information.
Comparable EBITDA for Liquids Pipelines decreased by $16 million for the three months ended December 31, 2022 compared to the same period in 2021 primarily due to the net effect of:
•lower rates and volumes on the U.S. Gulf Coast section of the Keystone Pipeline System, partially offset by higher long-haul contracted volumes and approximately 20,000 Bbl/d of long-term contracts from the 2019 Open Season that were commercialized in April 2022 with an additional 10,000 Bbl/d in September 2022
•the CER decision issued in December 2022 in respect of a tolling-related complaint pertaining to amounts invoiced in 2022
•increased contributions from liquids marketing activities due to higher margins.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by $5 million for the three months ended December 31, 2022 compared to the same period in 2021 primarily as a result of a stronger U.S. dollar.
24 | TC Energy Fourth Quarter News Release 2022

Power and Energy Solutions
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2022	2021	2022	2021

Bruce Power[1]	140	106	552	397
Canadian Power	72	77	322	253
Natural Gas Storage and other	(9)	(15)	33	19
Comparable EBITDA	203	168	907	669
Depreciation and amortization	(19)	(20)	(72)	(78)
Comparable EBIT	184	148	835	591
Specific items:
Bruce Power unrealized fair value adjustments	12	9	(17)	14
Gain on sale of Ontario natural gas-fired power plants	—	—	—	17
Risk management activities	102	34	15	6
Segmented earnings	298	191	833	628
1Includes our share of equity income from Bruce Power.
Power and Energy Solutions segmented earnings increased by $107 million for the three months ended December 31, 2022 compared to the same period in 2021 and included the following specific items which have been excluded from our calculations of comparable EBITDA and comparable EBIT:
•our proportionate share of Bruce Power's unrealized gains and losses on funds invested for post-retirement benefits and risk management activities
•unrealized gains and losses from changes in the fair value of derivatives used to reduce commodity exposures.
Comparable EBITDA for Power and Energy Solutions increased by $35 million for the three months ended December 31, 2022 compared to the same periods in 2021 primarily due to the net effect of:
•higher contributions from Bruce Power primarily due to a higher contract price, partially offset by realized losses on funds invested for post-retirement benefits and risk management activities and lower plant output resulting from greater outage days
•increased Natural Gas Storage and other results mainly due to decreased business development costs across the segment in the fourth quarter of 2022
•lower results from Canadian Power were primarily due to reduced contributions from trading activities, partially offset by higher realized power prices.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization for the three months ended December 31, 2022 was consistent with the same period in 2021.
TC Energy Fourth Quarter News Release 2022 | 25

BRUCE POWER
The following is our proportionate share of the components of comparable EBITDA and comparable EBIT.

	three months ended December 31		year ended December 31
(millions of $, unless otherwise noted)	2022	2021	2022	2021

Items included in comparable EBITDA and EBIT comprised of:
Revenues[1]	483	427	1,848	1,642
Operating expenses	(240)	(245)	(924)	(922)
Depreciation and other	(103)	(76)	(372)	(323)
Comparable EBITDA and EBIT[2]	140	106	552	397
Bruce Power – other information
Plant availability[3,4]	87%	89%	86%	86%
Planned outage days[4]	70	64	302	321
Unplanned outage days	15	—	34	22
Sales volumes (GWh)[5]	5,250	5,345	20,610	20,542
Realized power price per MWh[6]	$92	$79	$89	$80
1Net of amounts recorded to reflect operating cost efficiencies shared with the IESO.
2Represents our 48.3 per cent ownership interest and internal costs supporting our investment in Bruce Power. Excludes unrealized gains and losses on funds invested for post-retirement benefits and risk management activities.
3The percentage of time the plant was available to generate power, regardless of whether it was running.
4Excludes Unit 6 MCR outage days.
5Sales volumes include deemed generation.
6Calculation based on actual and deemed generation. Realized power price per MWh includes realized gains and losses from contracting activities and cost flow-through items. Excludes unrealized gains and losses on contracting activities and non-electricity revenues.
The Unit 6 MCR outage, which began in January 2020, is now in the installation phase. In fourth quarter 2022, a planned outage on Unit 4 was completed.
26 | TC Energy Fourth Quarter News Release 2022

Corporate
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to Corporate segmented (losses)/earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2022	2021	2022	2021

Comparable EBITDA and EBIT	(4)	(10)	(20)	(24)
Specific items:
Foreign exchange (loss)/gain – inter-affiliate loans[1]	—	(4)	28	41
Voluntary Retirement Program	—	8	—	(63)
Segmented (losses)/earnings	(4)	(6)	8	(46)
1Reported in Income from equity investments in the Condensed consolidated statement of income.
Corporate segmented losses for the three months ended December 31, 2022 were consistent compared to the same period in 2021. Corporate segmented (losses)/earnings included accrued pre-tax costs for the VRP offered in 2021 and foreign exchange losses and gains on our proportionate share of peso-denominated inter-affiliate loans to the Sur de Texas joint venture from its partners up to March 15, 2022 when the peso-denominated inter-affiliate loans were fully repaid upon maturity. These foreign exchange losses and gains were recorded in Income from equity investments in the Corporate segment and were excluded from our calculation of comparable EBITDA and comparable EBIT as they were fully offset by corresponding foreign exchange gains and losses on the inter-affiliate loan receivable included in Foreign exchange gain/(loss), net. Corporate segmented (losses)/earnings for the three months ended December 31, 2021 included an $8 million gain primarily due to a pension settlement and curtailment following the VRP offered in 2021.
Comparable EBITDA and EBIT for Corporate for the three months ended December 31, 2022 was consistent with the same period in 2021.
INTEREST EXPENSE

	three months ended December 31		year ended December 31
(millions of $)	2022	2021	2022	2021

Interest on long-term debt and junior subordinated notes
Canadian dollar-denominated	(206)	(182)	(776)	(712)
U.S. dollar-denominated	(323)	(314)	(1,267)	(1,259)
Foreign exchange impact	(116)	(82)	(383)	(320)
	(645)	(578)	(2,426)	(2,291)
Other interest and amortization expense	(93)	(35)	(189)	(85)
Capitalized interest	16	2	27	22
Interest expense included in comparable earnings	(722)	(611)	(2,588)	(2,354)
Specific item:
Keystone XL preservation and other	—	—	—	(6)
Interest expense	(722)	(611)	(2,588)	(2,360)
TC Energy Fourth Quarter News Release 2022 | 27

Interest expense included in comparable earnings increased by $111 million for the three months ended December 31, 2022 compared to the same period in 2021 primarily due to the net effect of:
•higher interest rates on increased levels of short-term borrowings
•the foreign exchange impact from a stronger U.S. dollar on translation of U.S. dollar-denominated interest expense
•long-term debt and junior subordinated note issuances, net of maturities
•higher capitalized interest, largely related to our investment in the Coastal GasLink pipeline project.
ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION

	three months ended December 31		year ended December 31
(millions of $)	2022	2021	2022	2021

Canadian dollar-denominated	40	36	157	140
U.S. dollar-denominated	55	28	161	101
Foreign exchange impact	20	8	51	26
Allowance for funds used during construction	115	72	369	267
AFUDC increased by $43 million for the three months ended December 31, 2022 compared to the same period in 2021. The increase in U.S. dollar-denominated AFUDC is primarily related to the reactivation of AFUDC on TGNH assets under construction following the new TSA with the CFE as well as capital expenditures on the Southeast Gateway pipeline project, partially offset by the impact of decreased capital expenditures on our U.S. natural gas pipeline projects.
FOREIGN EXCHANGE GAIN/(LOSS), NET

	three months ended December 31		year ended December 31
(millions of $)	2022	2021	2022	2021

Foreign exchange (loss)/gain, net included in comparable earnings	(40)	44	(8)	254
Specific items:
Foreign exchange gain/(loss) – inter-affiliate loan	—	4	(28)	(41)
Risk management activities	172	(20)	(149)	(203)
Foreign exchange gain/(loss), net	132	28	(185)	10
Foreign exchange gains were $132 million for the three months ended December 31, 2022 compared to $28 million for the same period in 2021 and included the following specific items which have been removed from our calculation of Foreign exchange (loss)/gain, net included in comparable earnings:
•foreign exchange gains and losses on the peso-denominated inter-affiliate loan receivable from the Sur de Texas joint venture until March 15, 2022, when it was fully repaid upon maturity
•unrealized gains and losses from changes in the fair value of derivatives used to manage our foreign exchange risk.
Our proportionate share of the corresponding foreign exchange gains and losses and interest expense on the        peso-denominated inter-affiliate loans to the Sur de Texas joint venture from its partners were reflected in Income from equity investments in the Corporate and Mexico Natural Gas Pipelines segments, respectively. The foreign exchange gains and losses on these inter-affiliate loans were removed from comparable earnings. As part of refinancing activities with the Sur de Texas joint venture, on March 15, 2022, the peso-denominated inter-affiliate loan discussed above was replaced with a new U.S. dollar-denominated inter-affiliate loan of an equivalent $1.2 billion (US$938 million). On July 29, 2022, the U.S. dollar-denominated inter-affiliate loan was fully repaid and replaced with U.S. dollar-denominated third-party financing. The interest income and interest expense on both the peso-denominated and U.S. dollar-denominated inter-affiliate loans were included in comparable earnings with all amounts offsetting and resulting in no impact on net income.
28 | TC Energy Fourth Quarter News Release 2022

Foreign exchange losses of $40 million were included in comparable earnings for the three months ended December 31, 2022 compared to foreign exchange gains of $44 million for the same period in 2021, with the change primarily due to the net effect of:
•realized losses on derivatives used to manage our net exposure to foreign exchange rate fluctuation on U.S. dollar-denominated income
•higher realized gains for the same period in 2022 compared to 2021 on derivatives used to manage our exposure to net liabilities in Mexico that give rise to foreign exchange gains and losses.
INTEREST INCOME AND OTHER

	three months ended December 31		year ended December 31
(millions of $)	2022	2021	2022	2021

Interest income and other	53	59	146	190
Interest income and other decreased by $6 million for the three months ended December 31, 2022 compared to the same period in 2021 due to the July 29, 2022 repayment of the inter-affiliate loan receivable from the Sur de Texas joint venture, partially offset by higher interest income on short-term investments.
INCOME TAX RECOVERY/(EXPENSE)

	three months ended December 31		year ended December 31
(millions of $)	2022	2021	2022	2021

Income tax expense included in comparable earnings	(259)	(257)	(813)	(830)
Specific items:
Coastal GasLink LP impairment charge	405	—	405	—
Expected credit loss provision on net investment in leases and certain contract assets	28	—	49	—
Keystone CER decision	7	—	7	—
Keystone XL preservation and other	2	4	6	12
Keystone XL asset impairment charge and other	(123)	(19)	(123)	641
Settlement of Mexico prior years' income tax assessments	(1)	—	(196)	—
Bruce Power unrealized fair value adjustments	(3)	(2)	4	(3)
Great Lakes goodwill impairment charge	—	—	40	—
Sale of Ontario natural gas-fired power plants	—	(6)	—	(10)
Voluntary Retirement Program	—	(1)	—	15
Sale of Northern Courier	—	6	—	6
Risk management activities	(52)	(3)	32	49
Income tax recovery/(expense)	4	(278)	(589)	(120)
Income tax expense decreased by $282 million for the three months ended December 31, 2022 compared to the same period in 2021 and included the following specific items which have been removed from our calculation of Income tax expense included in comparable earnings, in addition to the income tax impacts of the specific items discussed in each business unit segment:
•a $405 million income tax recovery related to the impairment of our equity investment in Coastal GasLink LP, net of certain unrealized tax losses not recognized
•a $123 million income tax expense as part of the Keystone XL asset impairment charge and other that includes a $96 million U.S. minimum tax related to the termination of the Keystone XL pipeline project.
TC Energy Fourth Quarter News Release 2022 | 29

Income tax expense included in comparable earnings increased by $2 million for the three months ended December 31, 2022 compared to the same period in 2021 primarily due to higher earnings subject to tax and other various valuation allowances, largely offset by lower flow-through income taxes and higher foreign tax rate differentials.
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

	three months ended December 31		year ended December 31
(millions of $)	2022	2021	2022	2021

Net income attributable to non-controlling interests	(9)	(8)	(37)	(91)
Net income attributable to non-controlling interests remained consistent for three months ended December 31, 2022 compared to the same period in 2021.
PREFERRED SHARE DIVIDENDS

	three months ended December 31		year ended December 31
(millions of $)	2022	2021	2022	2021

Preferred share dividends	(22)	(32)	(107)	(140)
Preferred share dividends decreased by $10 million for the three months ended December 31, 2022 compared to the same period in 2021 primarily due to the redemption of preferred shares in 2022 and 2021.
CASH PROVIDED BY OPERATING ACTIVITIES

	three months ended December 31		year ended December 31
(millions of $)	2022	2021	2022	2021

Net cash provided by operations	2,025	1,801	6,375	6,890
Increase in operating working capital	128	255	639	287
Funds generated from operations	2,153	2,056	7,014	7,177
Specific items:
Current income tax expense on Keystone XL asset impairment charge, preservation and other	94	11	91	131
Keystone CER decision	27	—	27	—
Keystone XL preservation and other	10	14	25	49
Settlement of Mexico prior years' income tax assessments	1	—	196	—
Voluntary Retirement Program	—	(8)	—	63
Current income tax recovery on Voluntary Retirement Program	—	—	—	(14)
Comparable funds generated from operations	2,285	2,073	7,353	7,406
Net cash provided by operations
Net cash provided by operations increased by $224 million for the three months ended December 31, 2022 compared to the same period in 2021 primarily due to the amount and timing of working capital changes as well as higher funds generated from operations.
30 | TC Energy Fourth Quarter News Release 2022

Comparable funds generated from operations
Comparable funds generated from operations, a non-GAAP measure, helps us assess the cash generating ability of our businesses by excluding the timing effects of working capital changes as well as the cash impact of our specific items.
Comparable funds generated from operations increased by $212 million for the three months ended December 31, 2022 compared to the same period in 2021 primarily due to higher EBITDA and distributions received from operating activities of our equity investments, partially offset by higher interest expense.
TC Energy Fourth Quarter News Release 2022 | 31

Condensed consolidated statement of income

	three months ended December 31		year ended December 31
(unaudited - millions of Canadian $, except per share amounts)	2022	2021	2022	2021

Revenues
Canadian Natural Gas Pipelines	1,267	1,145	4,764	4,519
U.S. Natural Gas Pipelines	1,638	1,401	5,933	5,233
Mexico Natural Gas Pipelines	201	149	688	605
Liquids Pipelines	617	654	2,668	2,306
Power and Energy Solutions	318	235	924	724
	4,041	3,584	14,977	13,387
Income from Equity Investments	291	217	1,054	898
Impairment of Equity Investment	(3,048)	—	(3,048)	—
Operating and Other Expenses
Plant operating costs and other	1,411	1,095	4,932	4,098
Commodity purchases resold	105	85	534	87
Property taxes	214	191	848	774
Depreciation and amortization	670	634	2,584	2,522
Goodwill and asset impairment charges and other	(118)	(79)	453	2,775
	2,282	1,926	9,351	10,256
Gain on Sale of Assets	—	13	—	30
Financial Charges
Interest expense	722	611	2,588	2,360
Allowance for funds used during construction	(115)	(72)	(369)	(267)
Foreign exchange (gain)/loss, net	(132)	(28)	185	(10)
Interest income and other	(53)	(59)	(146)	(190)
	422	452	2,258	1,893
(Loss)/Income before Income Taxes	(1,420)	1,436	1,374	2,166
Income Tax (Recovery)/ Expense
Current	(64)	(114)	415	305
Deferred	60	392	174	(185)
	(4)	278	589	120
Net (Loss)/Income	(1,416)	1,158	785	2,046
Net income attributable to non-controlling interests	9	8	37	91
Net (Loss)/Income Attributable to Controlling Interests	(1,425)	1,150	748	1,955
Preferred share dividends	22	32	107	140
Net (Loss)/Income Attributable to Common Shares	(1,447)	1,118	641	1,815
Net (Loss)/Income per Common Share
Basic	($1.42)	$1.14	$0.64	$1.87
Diluted	($1.42)	$1.14	$0.64	$1.86
Weighted Average Number of Common Shares (millions)
Basic	1,016	980	995	973
Diluted	1,016	981	996	974

32 | TC Energy Fourth Quarter 2022

Condensed consolidated statement of cash flows

	three months ended December 31		year ended December 31
(unaudited - millions of Canadian $)	2022	2021	2022	2021

Cash Generated from Operations
Net income	(1,416)	1,158	785	2,046
Depreciation and amortization	670	634	2,584	2,522
Goodwill and asset impairment charges and other	(118)	(79)	453	2,775
Deferred income taxes	60	392	174	(185)
Income from equity investments	(291)	(217)	(1,054)	(898)
Impairment of equity investment	3,048	—	3,048	—
Distributions received from operating activities of equity investments	316	235	1,025	975
Employee post-retirement benefits funding, net of expense	(7)	(19)	(29)	(5)
Net gain on sale of assets	—	(13)	—	(30)
Equity allowance for funds used during construction	(72)	(53)	(248)	(191)
Unrealized (gains)/losses on financial instruments	(202)	(16)	135	194
Expected credit loss provision	92	—	163	—
Foreign exchange (gains)/losses on loan receivable from affiliate	—	(4)	28	41
Other	73	38	(50)	(67)
Increase in operating working capital	(128)	(255)	(639)	(287)
Net cash provided by operations	2,025	1,801	6,375	6,890
Investing Activities
Capital expenditures	(2,070)	(1,619)	(6,678)	(5,924)
Capital projects in development	(16)	—	(49)	—
Contributions to equity investments	(1,053)	(504)	(3,433)	(1,210)
Keystone XL contractual recoveries	3	—	571	—
Proceeds from sales of assets, net of transaction costs	—	35	—	35
Loans to affiliate repaid/(issued), net	—	601	(11)	(239)
Other distributions from equity investments	196	73	2,632	73
Deferred amounts and other	(70)	23	(41)	(447)
Net cash used in investing activities	(3,010)	(1,391)	(7,009)	(7,712)
Financing Activities
Notes payable issued, net	94	2,015	766	1,003
Long-term debt issued, net of issue costs	—	2,932	2,508	10,730
Long-term debt repaid	(25)	(6,778)	(1,338)	(7,758)
Junior subordinated notes issued, net of issue costs	—	—	1,008	495
(Loss)/gain on settlement of financial instruments	—	(10)	23	(10)
Redeemable non-controlling interest repurchased	—	—	—	(633)
Dividends on common shares	(569)	(852)	(3,192)	(3,317)
Dividends on preferred shares	(22)	(32)	(106)	(141)
Distributions to non-controlling interests	(11)	(7)	(44)	(74)
Distributions on Class C Interests	(13)	(5)	(43)	(16)
Common shares issued, net of issue costs	5	84	1,905	148
Preferred shares redeemed	—	—	(1,000)	(500)
Acquisition of TC PipeLines, LP transaction costs	—	—	—	(15)
Net cash (used in)/provided by financing activities	(541)	(2,653)	487	(88)
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(14)	59	94	53
Decrease in Cash and Cash Equivalents	(1,540)	(2,184)	(53)	(857)
Cash and Cash Equivalents
Beginning of period	2,160	2,857	673	1,530
Cash and Cash Equivalents
End of period	620	673	620	673
TC Energy Fourth Quarter 2022 | 33

Condensed consolidated balance sheet

(unaudited - millions of Canadian $)		December 31, 2022	December 31, 2021

ASSETS
Current Assets
Cash and cash equivalents		620	673
Accounts receivable		3,624	3,092
Loans receivable from affiliates		—	1,217
Inventories		936	724
Other current assets		2,152	1,717
		7,332	7,423
Plant, Property and Equipment	net of accumulated depreciation of $34,629 and $31,930, respectively	75,940	70,182
Net Investment in Leases		1,895	—
Equity Investments		9,535	8,441
Long-Term Loans Receivable from Affiliate		—	238
Restricted Investments		2,108	2,182
Regulatory Assets		1,910	1,767
Goodwill		12,843	12,582
Other Long-Term Assets		2,785	1,403
		114,348	104,218
LIABILITIES
Current Liabilities
Notes payable		6,262	5,166
Accounts payable and other		7,149	5,099
Dividends payable		930	879
Accrued interest		668	577
Current portion of long-term debt		1,898	1,320
		16,907	13,041
Regulatory Liabilities		4,520	4,300
Other Long-Term Liabilities		1,017	1,059
Deferred Income Tax Liabilities		7,648	6,142
Long-Term Debt		39,645	37,341
Junior Subordinated Notes		10,495	8,939
		80,232	70,822
EQUITY
Common shares, no par value		28,995	26,716
Issued and outstanding:	December 31, 2022 – 1,018 million shares December 31, 2021 – 981 million shares
Preferred shares		2,499	3,487
Additional paid-in capital		722	729
Retained earnings		819	3,773
Accumulated other comprehensive income/(loss)		955	(1,434)
Controlling Interests		33,990	33,271
Non-Controlling Interests		126	125
		34,116	33,396
		114,348	104,218

34 | TC Energy Fourth Quarter 2022

SEGMENTED INFORMATION

three months ended December 31, 2022	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,267	1,638	201	617	318	—		4,041
Intersegment revenues	—	29	—	—	—	(29)	[2]	—
	1,267	1,667	201	617	318	(29)		4,041
Income from equity investments	4	93	26	14	154	—		291
Impairment of equity investment	(3,048)	—	—	—	—	—		(3,048)
Plant operating costs and other[3]	(433)	(536)	(109)	(211)	(147)	25	[2]	(1,411)
Commodity purchase resold	—	—	—	(98)	(7)	—		(105)
Property taxes	(70)	(110)	—	(33)	(1)	—		(214)
Depreciation and amortization	(312)	(232)	(22)	(85)	(19)	—		(670)
Goodwill and asset impairment charges and other	—	—	—	118	—	—		118
Segmented (Losses)/Earnings	(2,592)	882	96	322	298	(4)		(998)
Interest expense								(722)
Allowance for funds used during construction								115
Foreign exchange gain, net								132
Interest income and other								53
Loss before Income Taxes								(1,420)
Income tax recovery								4
Net Loss								(1,416)
Net income attributable to non-controlling interests								(9)
Net Loss Attributable to Controlling Interests								(1,425)
Preferred share dividends								(22)
Net Loss Attributable to Common Shares								(1,447)
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3    The Mexico Natural Gas Pipelines segment includes a $92 million expected credit loss provision with respect to the Company's net investment in sales-type leases for the in-service TGNH pipelines and contract assets for certain other Mexico natural gas pipelines.
TC Energy Fourth Quarter 2022 | 35

three months ended December 31, 2021	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,145	1,401	149	654	235	—		3,584
Intersegment revenues	—	35	—	—	—	(35)	[2]	—
	1,145	1,436	149	654	235	(35)		3,584
Income/(loss) from equity investments	4	66	19	17	115	(4)	[3]	217
Plant operating costs and other	(411)	(372)	(16)	(191)	(138)	33	[2]	(1,095)
Commodity purchase resold	—	—	(1)	(84)	—	—		(85)
Property taxes	(64)	(91)	—	(35)	(1)	—		(191)
Depreciation and amortization	(285)	(221)	(28)	(80)	(20)	—		(634)
Asset impairment charge and other	—	—	—	79	—	—		79
Gain on sale of assets	—	—	—	13	—	—		13
Segmented Earnings/(Losses)	389	818	123	373	191	(6)		1,888
Interest expense								(611)
Allowance for funds used during construction								72
Foreign exchange gain, net[3]								28
Interest income and other								59
Income before Income Taxes								1,436
Income tax expense								(278)
Net Income								1,158
Net income attributable to non-controlling interests								(8)
Net Income Attributable to Controlling Interests								1,150
Preferred share dividends								(32)
Net Income Attributable to Common Shares								1,118
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income/(loss) from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains and losses on the peso-denominated loans from affiliates which are fully offset in Foreign exchange gain, net by the corresponding foreign exchange losses and gains on the affiliate receivable balance.

36 | TC Energy Fourth Quarter 2022

year ended December 31, 2022	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	4,764	5,933	688	2,668	924	—		14,977
Intersegment revenues	—	132	—	—	12	(144)	[2]	—
	4,764	6,065	688	2,668	936	(144)		14,977
Income from equity investments	18	292	122	55	539	28	[3]	1,054
Impairment of equity investment	(3,048)	—	—	—	—	—		(3,048)
Plant operating costs and other[4]	(1,679)	(1,856)	(221)	(756)	(544)	124	[2]	(4,932)
Commodity purchase resold	—	—	—	(512)	(22)	—		(534)
Property taxes	(297)	(426)	—	(121)	(4)	—		(848)
Depreciation and amortization	(1,198)	(887)	(98)	(329)	(72)	—		(2,584)
Goodwill and asset impairment charge and other	—	(571)	—	118	—	—		(453)
Segmented (Losses)/Earnings	(1,440)	2,617	491	1,123	833	8		3,632
Interest expense								(2,588)
Allowance for funds used during construction								369
Foreign exchange loss, net[3]								(185)
Interest income and other								146
Income before Income Taxes								1,374
Income tax expense								(589)
Net Income								785
Net income attributable to non-controlling interests								(37)
Net Income Attributable to Controlling Interests								748
Preferred share dividends								(107)
Net Income Attributable to Common Shares								641
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains and losses on the peso-denominated loans from inter-affiliates which are fully offset in Foreign exchange loss, net by the corresponding foreign exchange losses and gains on the affiliate receivable balance until March 15, 2022, when it was fully repaid upon maturity.
4The Mexico Natural Gas Pipelines segment includes a $163 million expected credit loss provision with respect to the Company's net investment in sales-type leases for the in-service of TGNH pipelines and contract assets for certain other Mexico pipelines.

TC Energy Fourth Quarter 2022 | 37

year ended December 31, 2021	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	4,519	5,233	605	2,306	724	—		13,387
Intersegment revenues	—	145	—	—	14	(159)	[2]	—
	4,519	5,378	605	2,306	738	(159)		13,387
Income from equity investments	12	244	119	71	411	41	[3]	898
Plant operating costs and other	(1,567)	(1,393)	(55)	(700)	(455)	72	[2]	(4,098)
Commodity purchases resold	—	—	(3)	(84)	—	—		(87)
Property taxes	(289)	(367)	—	(113)	(5)	—		(774)
Depreciation and amortization	(1,226)	(791)	(109)	(318)	(78)	—		(2,522)
Asset impairment charge and other	—	—	—	(2,775)	—	—		(2,775)
Gain on sale of assets	—	—	—	13	17	—		30
Segmented Earnings/(Losses)	1,449	3,071	557	(1,600)	628	(46)		4,059
Interest expense								(2,360)
Allowance for funds used during construction								267
Foreign exchange gain, net[3]								10
Interest income and other								190
Income before Income Taxes								2,166
Income tax expense								(120)
Net Income								2,046
Net income attributable to non-controlling interests								(91)
Net Income Attributable to Controlling Interests								1,955
Preferred share dividends								(140)
Net Income Attributable to Common Shares								1,815
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains and losses on the peso-denominated loans from affiliates which are fully offset in Foreign exchange gain, net by the corresponding foreign exchange losses and gains on the affiliate receivable balance.
Total Assets by Segment

(unaudited - millions of Canadian $)	December 31, 2022	December 31, 2021

Canadian Natural Gas Pipelines	27,456	25,452
U.S. Natural Gas Pipelines	50,038	45,502
Mexico Natural Gas Pipelines	9,231	7,547
Liquids Pipelines	15,587	14,951
Power and Energy Solutions	8,272	6,563
Corporate	3,764	4,203
	114,348	104,218
38 | TC Energy Fourth Quarter 2022